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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

GFI Group Inc.
(Name of Subject Company)

GFI Group Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

361652209
(CUSIP Number of Class of Securities)

Christopher D'Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:
Morton A. Pierce, Esq.
Bryan J. Luchs, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787
(212) 819-8200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Statement") originally filed by GFI Group Inc., a Delaware corporation ("GFI"), with the Securities and Exchange Commission (the "SEC") on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership ("Purchaser") and an operating subsidiary of BGC Partners, Inc., a Delaware corporation ("BGC"), to purchase all outstanding shares of GFI's common stock, par value $0.01 per share (the shares of GFI's common stock being referred to as the "Shares"), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes.

        The information in the Statement is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4. Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment No. 4 without definition have the respective meanings set forth in the Statement.

Item 2.    Identity and Background of Filing Person.

        Item 2 of the Statement is hereby amended and supplemented by adding the following at the end of the first paragraph of the section entitled "Tender Offer":

        On December 9, 2014, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 6, 2015, unless further extended.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 3 of the Statement is hereby amended and supplemented by deleting the second paragraph under the heading "CME Merger Agreement" in the section entitled "CME Transaction" and replacing it with the following:

        On December 2, 2014, GFI, CME, Merger Sub 1, and Merger Sub 2, entered into Amendment No. 1 to the CME Merger Agreement. The CME Merger Agreement, as amended, provides, among other things, that the per share consideration payable in the CME Merger to GFI stockholders pursuant to the CME Merger Agreement will be increased to $5.25 per Share and that GFI stockholders will have the ability to elect to receive shares of CME Class A Common stock and/or cash in the CME Merger, subject to proration as provided in the CME Merger Agreement.

        A summary of the CME Merger Agreement is contained in Annex B hereto, which contains certain disclosure from the proxy statement/prospectus on Form S-4/A filed by CME on December 8, 2014 (SEC File No. 333-199429) (the "Proxy Statement/Prospectus"). Additional disclosure related to the CME Merger Agreement and referenced in Annex B is included in Annexes C, D and E hereto. This summary does not purport to be complete and is qualified in its entirety by reference to the CME Merger Agreement which is filed as Exhibit (e)(22) to this Statement and is hereby incorporated herein by reference.

        Item 3 of the Statement is hereby amended and supplemented by deleting the second paragraph under the heading "JPI Merger Agreement and IDB Purchase Agreement" in the section entitled "CME Transaction" and replacing it with the following:

        On December 2, 2014, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, and stockholders of JPI and New JPI entered into Amendment No. 1 to the JPI Merger Agreement. The JPI Merger Agreement, as amended, provides, among other things, that the per share consideration payable in the JPI Merger to the holders of shares of capital stock of New JPI pursuant to the JPI Merger Agreement will equal a fraction, the numerator of which equals the aggregate number of shares of CME Class A Common Stock that would be payable if the Shares held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the CME Merger Agreement and the denominator of which equals the maximum number of shares of New JPI common stock that could be issued and outstanding immediately prior to the effective time of the CME Merger, provided that, if the aggregate amount of cash to be paid in respect of the Shares in the CME Merger is less than the available cash of $89 million (such amount the "Remaining Cash Amount"), then the merger consideration payable in the JPI Merger shall consist of (i) an amount of cash equal to a fraction, the numerator of which equals the aggregate amount of cash that would be payable with respect to the Shares held by New JPI if such Shares were treated as cash election shares in the CME Merger and converted into the per share cash consideration provided for in the CME Merger Agreement up to an aggregate amount not to exceed the Remaining Cash Amount and the denominator of which equals the maximum number of shares of New JPI common stock that could be issued and outstanding immediately prior to the effective time of the CME Merger (and in any event, not to exceed 13% of the aggregate merger consideration to be paid in the JPI Merger) and (ii) the number of shares of CME Class A Common Stock that would be payable if the remaining number of Shares held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the CME Merger Agreement.

        On December 2, 2014, Merger Sub 2, IDB Buyer, CME, JPI, and New JPI entered into Amendment No. 1 to the IDB Purchase Agreement. The IDB Purchase Agreement, as amended, provides, among other things, that the cash purchase price payable in the IDB Transaction will be increased from $165,000,000 in cash to $254,000,000 in cash. In connection with the entry into Amendment No. 1 to the IDB Purchase Agreement on December 2, 2014, GFI Holdco Inc. entered into an Amended and Restated Commitment Letter (the "Amended and Restated Commitment Letter") with Jefferies that amends, restates and supersedes the Commitment Letter. Pursuant to the Amended and Restated Commitment Letter, Jefferies has committed to provide GFI Holdco Inc. a $225 million senior secured first lien term loan (the "First Lien Term Loan Facility") and a $95 million senior secured second lien term loan (the "Second Lien Term Loan Facility") as financing in connection with the IDB Transaction. The commitments to provide the First Lien Term Loan Facility and the Second Lien Term Loan Facility are subject to certain conditions set forth in the Amended and Restated Commitment Letter. GFI Holdco Inc. will pay customary fees and expenses in connection with obtaining the First Lien Term Loan Facility and the Second Lien Term Loan Facility and has agreed to indemnify Jefferies if certain losses are incurred by it in connection therewith.

        A summary of the JPI Merger Agreement, as amended, and a summary of the IDB Purchase Agreement, as amended (including the Amended and Restated Commitment Letter), are contained in Annex C and Annex D hereto, respectively, which contain certain disclosures from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the JPI Merger Agreement, as amended, the IDB Purchase Agreement, as amended, and the Amended and Restated Commitment Letter, which are filed as Exhibit (e)(23), Exhibit (e)(24) and Exhibit (e)(25) to this Statement, respectively, and are hereby incorporated herein by reference.

        Item 3 of the Statement is hereby amended and supplemented by adding the following immediately after the first sentence under the caption "Special Committee Compensation" in the section entitled "Arrangements with Current Executive Officers and Directors of GFI":

        On December 4, the Board approved a fee of an additional $75,000 for each member of the Special Committee as compensation for such services. On December 3, 2014, Ms. Cassoni advised her advisors that she was resigning from the Special Committee for personal reasons. Ms. Cassoni will not receive the additional $75,000.

Item 4.    The Solicitation or Recommendation.

        Item 4 of the Statement is hereby amended and supplemented by deleting the third sentence of the third paragraph in the section entitled "Recommendations of the Special Committee and the Board".

        Item 4 of the Statement is hereby amended and supplemented by deleting the last paragraph of the section entitled "Background of the Offer" and replacing it with the following:

        On December 1, 2014, the Special Committee determined that the terms of the CME Merger Agreement, as amended, are in the best interests of GFI and GFI stockholders and approved the CME Merger Agreement, as amended. On the same day, the Board (with Messrs. Gooch and Heffron abstaining), acting upon the unanimous recommendation of the Special Committee, unanimously voted to approve, adopt and declare advisable the CME Merger Agreement, as amended, and the CME Merger and further to recommend that GFI stockholders adopt the CME Merger Agreement, as amended, and approve the CME Merger, and that the approval of the CME Merger be submitted for consideration of GFI stockholders at a special meeting of such stockholders. Over the course of the following day, the parties to the CME Merger Agreement, the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter finalized the respective amendments to such agreements.

        On the evening of December 2, 2014, Amendment No. 1 to the CME Merger Agreement was executed by CME and GFI, and the parties to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter executed the respective amendments to such agreements.

        On December 2, 2014, CME and GFI issued a joint press release announcing the execution of Amendment No. 1 to the CME Merger Agreement. The press release issued by CME and GFI on December 2, 2014 is filed as Exhibit (e)(21) to the Statement and is incorporated herein by reference.

        On December 3, 2014, Ms. Cassoni advised her advisors that she was resigning from the Special Committee for personal reasons. Ms. Cassoni's resignation became effective December 5, 2014.

        On December 9, 2014, BGC issued a press release announcing the extension of the Offer until 5:00 p.m., New York City time, on January 6, 2015, unless further extended, and the satisfaction of the regulatory closing condition under the Offer.

        Item 4 of the Statement is hereby amended and supplemented by deleting the second sentence of the first paragraph under the caption entitled "Purchaser has not made any commitment to extend the Offer long enough to permit the Regulatory Condition to be satisfied." in the section entitled "Reasons for the Recommendations of the Special Committee and the Board" and replacing it with the following:

        But once the Offer expires on January 6, 2015, and if any condition to the Offer has not been satisfied, Purchaser is free to terminate the Offer and not purchase any Shares.

        Item 4 of the Statement is hereby amended and supplemented by deleting the paragraph under the caption "The CME Merger will allow GFI stockholders to realize potential long-term value" in the section entitled "Reasons for Recommendations of the Special Committee and the Board" and replacing it with the following:

        In the CME Merger, GFI stockholders will have the ability to elect to receive shares of CME Class A Common stock or cash in the CME Merger, subject to proration as provided in the CME Merger Agreement. Therefore, the CME Merger offers GFI stockholders the opportunity to participate in the long-term appreciation in the value of the combined company, while no similar opportunity is afforded by the Offer. The stock-election portion of the consideration in the CME Merger is based on a fixed-value exchange ratio, subject only to the condition that the aggregate number of shares of CME Class A Common Stock issuable in transactions contemplated by the CME Merger Agreement and the

JPI Merger Agreement does not exceed 19.9% of the number of shares of CME Class A Common Stock outstanding on December 1, 2014.

        Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the first bullet of the second paragraph under the caption entitled "Other factors." in the section entitled "Reasons for Recommendations of the Special Committee and the Board":

  •
  the presentation by Greenhill to the Special Committee on December 1, 2014 and the oral opinion delivered by Greenhill to the Special Committee (which was subsequently confirmed in writing) that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Greenhill as set forth in its written opinion, the merger consideration to be received by the holders of Shares (other than the holders of Shares that are beneficially owned by the Supporting Stockholders and each other stockholder of JPI) in the CME Merger was fair, from a financial point of view, to such holders; and

  •
  the opportunity for GFI stockholders to elect to receive cash and/or stock consideration, which will enable many GFI stockholders to receive immediate cash value, subject to the proration provisions of the CME Merger Agreement, while those GFI stockholders who wish to participate in the future growth of CME post-merger will have the chance to do so.

        Item 4 of the Statement is hereby amended and supplemented by deleting the first, second and third bullets in the second paragraph under the caption entitled "Other factors." in the section entitled "Reasons for Recommendations of the Special Committee and the Board" and replacing the second and third bullets with the following:

  •
  Greenhill's analysis in its October 27, 2014 presentation that $5.25, the amount of the per share cash consideration that would be payable in the Offer if the Offer was completed, would be higher than $4.55, the per share stock consideration that would be payable in the CME Merger;

  •
  the fact that the Offer, if consummated, would provide all GFI stockholders with greater certainty of value and liquidity;

        Item 4 of the Statement is hereby amended and supplemented by deleting the third to last bullet in the second paragraph under the caption entitled "Other factors." in the section entitled "Reasons for Recommendations of the Special Committee and the Board" and replacing it with the following:

  •
  the risk that, if GFI stockholders do not adopt the CME Merger Agreement at the Special Meeting, GFI will have to reimburse CME for its out-of-pocket expenses not to exceed $6,693,175;

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Item 5 of the Statement is hereby amended and supplemented by deleting the third paragraph under the section "Persons Retained to Make Solicitations or Recommendations in Connection with the Offer" and replacing it with the following:

        The Board approved an initial compensation fee of $75,000 for each member of the Special Committee. On December 4, the Board approved an additional compensation fee of $75,000 for each member of the Special Committee. On December 3, 2014, Ms. Cassoni advised her advisors that she was resigning from the Special Committee for personal reasons. Ms. Cassoni's resignation became effective December 5, 2014. Ms. Cassoni will not receive the additional $75,000. Compensation of the Special Committee members was not and is not contingent on the Special Committee approving or recommending the Offer or any other strategic alternative or the consummation of the Offer or any other strategic alternative.

Item 8.    Additional Information.

        Item 8 of the Statement is hereby amended and supplemented by adding the following immediately before the penultimate paragraph in the section entitled "Litigation":

        Certain defendants have moved to dismiss or, in the alternative, stay the Coyne and Suprina complaints in favor of the Consolidated Delaware Action. A hearing is scheduled for December 15, 2014 to hear (i) Defendants' motions to dismiss or stay the Coyne and Suprina actions; (ii) Plaintiffs' motion by order to show cause for consolidation and appointment of a leadership structure; and (iii) Plaintiff Suprina's motion by order to show cause to compel and expedite discovery.

        On November 18, 2014, the Delaware court entered a Revised Order Setting Expedited Discovery Schedule in the Consolidated Delaware Action, which scheduled a preliminary injunction hearing for January 5, 2015.

        On November 26, 2014, a putative class action complaint captioned Gross v. GFI Group, Inc., et al. was filed in the United States District Court for the Southern District of New York. The complaint names GFI, Colin Heffron, Michael Gooch and Nick Brown as defendants and alleges violations of the federal securities laws. The complaint seeks, among other relief: (i) certification of the class, (ii) compensatory damages for defendants purported wrongdoing and (iii) reimbursement of costs and expenses.

        Item 8 of the Statement is hereby amended and supplemented by adding the following immediately after the first paragraph under the section entitled "Extension of Offer Period":

        On December 9, 2014, Purchaser further extended the Offer until 5:00 p.m., New York City time, on January 6, 2015, unless further extended. According to the press release issued by BGC, as of the close of business on December 8, 2014, approximately 12.4 million Shares were tendered pursuant to the Offer.

Item 9.    Exhibits.

        Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit to the exhibit table, and the Statement is hereby amended and supplemented by adding Exhibits (e)(22) through (25), filed herewith, as an exhibit thereto:

Exhibit No.	Description
(e)(22)	Agreement and Plan of Merger, dated July 30, 2014 and amended as of December 2, 2014, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC (filed as Exhibit 2.1 to CME Group Inc.'s Amendment No. 1 to Form S-4, filed on December 8, 2014)
(e)(23)
Agreement and Plan of Merger, dated as of July 30, 2014 and amended as of December 2, 2014, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto (filed as Exhibit 2.2 to CME Group Inc.'s Amendment No. 1 to Form S-4, filed on December 8, 2014)

Exhibit No.	Description
(e)(24)	Purchase Agreement, dated as of July 30, 2014 and amended as of December 2, 2014, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc., and New JPI Inc. (filed as Exhibit 2.3 to CME Group Inc.'s Amendment No. 1 to Form S-4, filed on December 8, 2014)
(e)(25)
Amended and Restated Commitment Letter, dated as of December 2, 2014, by and between Jefferies Finance LLC and GFI Holdco Inc. (filed as Exhibit 2.4 to CME Group Inc.'s Amendment No. 1 to Form S-4, filed on December 8, 2014)

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.
By:	/s/ CHRISTOPHER D'ANTUONO
	Name:	Christopher D'Antuono
	Title:	General Counsel

Dated: December 9, 2014

 Annex B

        Annex B to the Statement is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

 THE GFI MERGER AGREEMENT

        This section describes the material terms of the GFI Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the GFI Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the GFI Merger Agreement that is important to you. You are encouraged to read the GFI Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI or CME. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [    ] of this proxy statement/prospectus.

Explanatory Note Regarding the GFI Merger Agreement

        The GFI Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about GFI and CME contained in this proxy statement/prospectus or in the public reports of GFI and CME filed with the SEC may supplement, update or modify the factual disclosures about GFI and CME contained in the GFI Merger Agreement. The representations, warranties and covenants made in the GFI Merger Agreement by GFI, CME, Merger Sub 1 and Merger Sub 2 were qualified and subject to important limitations agreed to by GFI, CME, Merger Sub 1 and Merger Sub 2 in connection with negotiating the terms of the GFI Merger Agreement. In particular, in your review of the representations and warranties contained in the GFI Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the GFI Merger Agreement may have the right not to consummate the GFI Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the GFI Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the separate disclosure letters that GFI and CME each delivered in connection with the GFI Merger Agreement, which disclosures were not reflected in the GFI Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the GFI Merger Agreement.

Effects of the GFI Merger; Organizational Documents; Officers

        The GFI Merger Agreement provides for the merger of Merger Sub 1 with and into GFI, with GFI continuing as the surviving corporation and a wholly-owned subsidiary of CME, which will be followed immediately thereafter by a merger of GFI as the surviving corporation with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and a wholly-owned subsidiary of CME.

        At the Effective Time, by virtue of the GFI Merger and without any action on the part of holders of any shares of the capital stock of GFI, each issued and outstanding share of GFI Common Stock, other than shares of GFI Common Stock owned by CME (including pursuant to the JPI Merger) or GFI or any of their respective wholly-owned subsidiaries, will be converted into and will thereafter represent the right to receive the Merger Consideration. At the Effective Time, all the shares of GFI Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the shares of GFI Common Stock and each uncertificated share registered to a GFI Stockholder on GFI's stock transfer books will be converted thereafter into the right to receive the Merger Consideration, the right, if any, to receive cash in lieu of fractional shares into which such shares would otherwise have been converted, and the right to receive any dividend issued or payable after the Effective Time, and each certificate formerly representing shares of GFI Common Stock owned by stockholders will thereafter represent only the right to receive the payment described above. At the Effective Time, any shares of GFI Common Stock owned by CME (including pursuant to the JPI Merger) or GFI or any of their respective subsidiaries as treasury shares or otherwise will be cancelled and retired, and no consideration will be delivered in exchange therefor.

        Upon the consummation of the GFI Subsequent Merger, all limited liability company interests of Merger Sub 2 issued and outstanding prior thereto will be cancelled and retired and will cease to exist, and each share of GFI Common Stock as the surviving corporation issued and outstanding immediately prior thereto will be converted into one limited liability company interest of Merger Sub 2 as the surviving company and will constitute the only limited liability company interests of the surviving company.

The Certificate of Incorporation, Bylaws, Certificate of Formation and LLC Agreement

        At the Effective Time, the GFI Charter and GFI Bylaws as in effect immediately prior to the Effective Time will be, respectively, the certificate of incorporation and bylaws of GFI as the surviving corporation, until thereafter changed or amended as provided therein or by applicable law. Upon the effective time of the GFI Subsequent Merger, the certificate of formation and limited liability company agreement of Merger Sub 2 as in effect immediately prior to the effective time of the GFI Subsequent Merger will be, respectively, the certificate of formation and limited liability company agreement of Merger Sub 2 as the surviving company until thereafter changed or amended as provided therein or by applicable law.

Managers and Officers

        The managers and officers of Merger Sub 2 in office immediately prior to the effective time of the GFI Subsequent Merger will be the initial managers and officers of the surviving company and will hold office from the effective time of the GFI Subsequent Merger until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving company's certificate of formation and limited liability company agreement or as otherwise provided by applicable law.

Pre-Closing Reorganization of GFI

        Prior to the closing of the GFI Merger, GFI will take all steps necessary to complete the GFI Pre-Closing Reorganization pursuant to which:

  •
  any and all assets and liabilities of the IDB Business will be transferred to or retained by the IDB Subsidiaries; and

  •
  the CME Retained Subsidiaries will own all of the assets, properties and rights of Trayport and FENICS and the CME Retained Subsidiaries will not have any liabilities other than those exclusively related to, arising out of or in connection with Trayport and FENICS.

Treatment of Continuing Employee RSUs and Assumption of RSUs by IDB Buyer in the GFI Merger

        With respect to Continuing Employee RSUs, not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that each such RSU (a) shall cease, at the Effective Time, to represent an equity right with respect to shares of GFI Common Stock and (b) as directed by CME not less than ten business days prior to the closing date of the GFI

Merger, will be converted at the Effective Time, without any action on the part of the holder of the Continuing Employee RSU, into either (i) a CME RSU that may be settled in CME's discretion in either cash or shares of CME Class A Common Stock, (ii) a deferred cash obligation or (iii) a mix thereof, in each case otherwise on substantially the same terms and conditions as were applicable under the Continuing Employee RSU (but taking into account any changes thereto, including any acceleration or vesting of a Continuing Employee RSU, provided for in the relevant GFI stock plan or in the related award document by reason of the GFI Merger). To the extent the Continuing Employee RSUs are converted into CME RSUs in accordance with the preceding sentence, the number of shares of CME Class A Common Stock subject to such CME RSU will be equal to the product of (i) the number of shares of GFI Common Stock subject to the Continuing Employee RSU multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share of CME Class A Common Stock.

        With respect to RSUs held by any persons other than a Continuing Employee or a non-employee director of GFI, not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that (a) each such RSU outstanding immediately before the Effective Time, will be converted into an obligation of IDB Buyer, (b) that CME and its affiliates shall not have any liability in respect of any such RSU and (c) consent is obtained from holders of such RSUs in addition to a release of any claims arising in connection with such RSUs in favor of CME and its affiliates. Such RSUs will generally be converted into a deferred cash obligation having substantially similar terms as the RSU awards, and RSUs held by certain key IDB Employees will be converted into a combination of deferred cash awards and restricted equity awards and will be negotiated on an individual-by-individual basis. Each such RSU that is converted into either a deferred cash obligation or a deferred cash and restricted equity obligation will have the amount of the deferred cash or deferred cash and restricted equity subject to the award, as applicable, determined based on the number of shares of GFI Common Stock subject to each RSU prior to the Effective Time and the Merger Consideration.

        Not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that each GFI Option will be canceled as of the completion of the GFI Merger for no consideration.

Form of Election

        Prior to the Effective Time, CME will mail a form of election to each holder of record and beneficial owner of shares of GFI Common Stock as of a specified date selected by CME. Upon request, CME will also make forms of election available to GFI Stockholders who become holders of record or beneficial owners of GFI Common Stock during the election period. The form of election allows you to make a cash or stock election in respect of each share of GFI Common Stock you hold. GFI Stockholders may specify different elections with respect to different shares held by them. GFI Stockholders should return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a GFI Stockholder and you do not return your form of election by the election deadline, you will be paid, in exchange for each no election share, $5.25 in cash (without interest), subject to proration if the aggregate cash consideration is oversubscribed as described herein.

        Unless otherwise designated on the election form, the election deadline will be 5:00 p.m. New York time, on the second business day prior to the Effective Time. CME will publicly announce the anticipated election deadline at least five business days prior to the anticipated Effective Time. If you are a GFI Stockholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash as consideration for your shares, subject to proration if applicable. CME will publicly announce the anticipated election deadline at least five business days prior to the anticipated Effective Time. If the Effective Time is delayed to a subsequent date, the election deadline will also be delayed and CME will promptly announce any such delay and, when determined, the rescheduled election deadline.

        If you wish to elect the type of Merger Consideration you will receive in the GFI Merger, you should carefully review and follow the instructions set forth in the form of election. GFI Stockholders who hold their shares of GFI Common Stock in "street name" or through a bank, broker or other nominee should follow the instructions of their bank, broker or other nominee for making an election with respect to such shares of GFI Common Stock. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Stockholders holding no election shares will be paid, in exchange for each no election share held, $5.25 in cash (without interest), subject to proration if the aggregate cash consideration is oversubscribed as described herein.

        To make a valid election, each GFI Stockholder must submit a properly completed form of election sot that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Generally, an election may be revoked, but only by written notice received by the exchange agent prior to the election deadline. In addition, an election may be changed, but only upon receipt by the exchange agent prior to the election deadline of a properly completed and signed revised form of election. GFI Stockholders will not be entitled to revoke or change their elections following the election deadline.

Exchange and Payment Procedures

        Prior to the Mailing Date, as defined in the GFI Merger Agreement, CME will appoint an exchange agent reasonably acceptable to GFI to handle the exchange of shares of GFI Common Stock for the Merger Consideration, as described above.

        At or prior to the Effective Time, CME will cause to be deposited with the exchange agent, for the benefit of the holders of shares of GFI Common Stock, shares of CME Class A Common Stock (which will be in non-certificated book-entry form) and an amount of cash in U.S. dollars sufficient to issue and pay the Merger Consideration to which GFI Stockholders will become entitled. Such shares or amounts, as applicable, will be payable upon surrender of the share certificates (or effective affidavits of loss in lieu thereof). After the Effective Time, CME will make available to the exchange agent cash in U.S. dollars sufficient to pay any dividends and other distributions payable on shares of CME Class A Common Stock.

        Within five business days after the Effective Time, CME will send, or will cause the exchange agent to send to each holder of record of shares of GFI Common Stock a letter of transmittal in such form as GFI and CME may reasonably agree, including instructions for use in effecting the surrender of share certificates in exchange for the Merger Consideration.

        Upon surrender to the exchange agent of a certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as the exchange agent may reasonably require, the holder of such certificate will receive (i) a number of shares of CME Class A Common Stock (which will be in non-certificated book-entry form unless a physical certificate has been requested) representing the whole number of shares of CME Class A Common Stock such holder has the right to receive and/or (ii) a check in the amount that such holder has the right to receive, including cash payable in the Merger Consideration, cash payable in lieu of fractional shares and dividends and other distributions. No interest will be payable or accrued on the Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions.

        If any shares (or evidence of shares in book-entry form) of GFI Common Stock are issued to a name not matching that of its certificate, the holder requesting such exchange must pay any required transfer or other similar taxes required by reason of making such payment, or must establish to the exchange agent that such taxes have been paid or are not applicable.

        In order for a holder to register any portion of the Merger Consideration in the name of a person other than the person in whose name the surrendered certificate is registered, such holder must present to the exchange agent a certificate properly endorsed or otherwise in the proper form for transfer. Such holder must also pay to the exchange agent any required transfer or other similar taxes required as a result of such registration, or must establish to the exchange agent that such taxes have been paid or are not applicable.

Distributions with Respect to Unexchanged Shares

        All shares of CME Class A Common Stock issued pursuant to the GFI Merger will be deemed issued and outstanding as of the Effective Time. Dividends or other distributions to the holders of CME Class A Common Stock with a record date after the Effective Time will be payable to all shares issuable in the GFI Merger. Until holders of certificates previously representing shares of GFI Common Stock have surrendered their share certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the shares of CME Class A Common Stock into which those shares have been converted with a record date after the Effective Time. Subject to the effect of escheat, tax or other applicable law, when holders surrender their share certificates, they will receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not theretofore payable with respect to such whole shares of CME Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such whole shares of CME Class A Common Stock with a record date after the Effective Time with a payment date subsequent to such surrender.

No Transfers Following the Effective Time

        After the Effective Time, the stock transfer books of GFI will be closed and there will be no further registration of transfers of the shares of GFI Common Stock that were outstanding immediately prior to the Effective Time. After the Effective Time, the holders of certificates representing shares of GFI Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of GFI Common Stock except as otherwise provided in the GFI Merger Agreement or applicable law.

Fractional Shares

        No fractional shares of CME Class A Common Stock will be issued upon the surrender for exchange of certificates (or effective affidavits of loss in lieu thereof) to the exchange agent and no dividends or other distributions of CME shall relate to such fractional share interests. Any holder of shares of GFI Common Stock who would have been entitled to receive a fractional share of CME Class A Common Stock but for this provision will instead be entitled to receive a cash payment in lieu thereof. The value of such cash payment will be calculated by the exchange agent and will represent such holder's interest in a fraction of a share of CME Class A Common Stock based on the Exchange Ratio. Such fractional share interests will not entitle the owner thereof to vote or to any rights of a CME Stockholder.

Termination of Exchange Fund

        Any certificates representing shares of CME Class A Common Stock and any funds that had been made available to the exchange agent for the payment of the Merger Consideration (including dividends and other distributions paid by CME after the Effective Time) and have not been disbursed to holders of certificates for one year after the Effective Time will be returned to CME. Thereafter, GFI Stockholders will be entitled to look only to CME with respect to the payment of the Merger Consideration (or dividends or distributions with respect thereto, as contemplated by the GFI Merger Agreement), without any interest thereon. None of GFI, CME, Merger Sub 1 or Merger Sub 2 will be liable to any former holder of shares of GFI Common Stock for the Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions delivered to any governmental entity pursuant to applicable abandoned property laws. Any Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions remaining unclaimed by holders of shares of GFI Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, become the property of CME free and clear of any claims or interest of any person.

Lost, Stolen or Destroyed Share Certificates

        If any share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such share certificate to be lost, stolen or destroyed and, if reasonably required by CME, the posting by such person of a bond (in such reasonable amount) as indemnity against it with respect to such share certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed share certificate the Merger Consideration to be paid in respect of the shares of GFI Common Stock represented by such share certificate.

Withholding Rights

        CME and Merger Sub 2 as the surviving company will each be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, any applicable taxes from the consideration otherwise payable to any person pursuant to the GFI Merger Agreement and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld will be treated for all purposes of the GFI Merger Agreement as having been paid to the holder of the shares of GFI Common Stock in respect of which the deduction and withholding was made.

No Appraisal Rights

        No right to fair value or appraisal, dissenters' or similar rights will be available to holders of GFI Common Stock with respect to the GFI Merger.

Adjustments to Prevent Dilution; Maximum Number of Shares Issued

        In the event that, prior to the Effective Time, there is any change in the outstanding shares of CME Class A Common Stock as a result of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon, the Exchange Ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide the holders of GFI Common Stock the same economic effect as contemplated by the GFI Merger Agreement prior to such event.

        Notwithstanding anything in the GFI Merger Agreement to the contrary, in no event will the aggregate number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement exceed the Issuance Cap, in which case the GFI Merger Agreement may be terminated by GFI. Assuming the entire aggregate Merger Consideration is paid in shares of CME Class A Common Stock, the per share price of CME Class A Common Stock would have to fall below $10.03 for the Issuance Cap to impact the number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement. The closing price per share of CME Class A Common Stock on December 4, 2014 was $87.24.

Representations and Warranties

        The GFI Merger Agreement contains customary representations and warranties by GFI, CME, Merger Sub 1 and Merger Sub 2 that are subject, in some cases, to specified exceptions and qualifications contained in the GFI Merger Agreement, in any form, statement, certification, report or other document filed with or furnished to the SEC from January 1, 2014 and prior to three business days prior to the date of the GFI Merger Agreement, or in the disclosure letters delivered by GFI and CME to each other in connection with the GFI Merger Agreement, excluding any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward looking in nature.

        These representations and warranties relate to, among other things:

  •
  organization, good standing and qualification to do business;

  •
  capital structure;

  •
  corporate authority and approval relating to the execution, delivery and performance of the GFI Merger Agreement;

  •
  governmental filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, or authorizations necessary to complete the GFI Merger;

  •
  the absence of breach or violation of, or a default under governing documents;

  •
  filings with the SEC;

  •
  compliance with listing and corporate governance rules and regulations;

  •
  compliance with disclosure controls and procedures required under the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended;

  •
  absence of any "significant deficiencies" or "material weaknesses" in the design or operation of internal controls over financial reporting, or any fraud, by the audit committee of the GFI Board;

  •
  the accuracy of consolidated balance sheets;

  •
  the absence of a Material Adverse Effect, the conduct by GFI and CME of their respective businesses in the ordinary course consistent with past practice and the absence of certain other changes or events since January 1, 2014;

  •
  the absence of civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings, pending or, to the knowledge of CME or GFI, threatened against CME, GFI or any of their respective subsidiaries;

  •
  the absence of certain undisclosed liabilities;

  •
  good and valid title to, or leasehold interests in, all material assets, properties and rights on the part of GFI and its subsidiaries, which assets, properties and rights are sufficient to conduct and operate Trayport and FENICS;

  •
  compliance with applicable laws; and

  •
  broker's and finder's fees.

        The GFI Merger Agreement also contains additional representations and warranties by GFI relating to the following:

  •
  GFI's ownership interest in each of its subsidiaries, the ownership interests of any other person in each of the subsidiaries of GFI and GFI's and its subsidiaries' ownership interests in any other person;

  •
  the absence of outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with GFI Stockholders or any subsidiary of GFI on any matter;

  •
  the absence of a breach or violation of, a default or termination or modification (or right of termination or modification) under any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation, binding upon GFI or any of its subsidiaries, or under any law to which GFI or any of its subsidiaries is subject;

  •
  the receipt by the Special Committee of the opinion from Greenhill as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of shares of GFI Common Stock (other than the JPI Holders) in the GFI Merger to such holders as of July 29, 2014;

  •
  resolutions of the GFI Board determining that the terms of the GFI Merger Agreement and the GFI Merger are advisable, fair to and in the best interest of GFI and its stockholders, approving the GFI Merger Agreement and the GFI Merger, recommending that GFI Stockholders adopt the GFI Merger Agreement and approve the GFI Merger and directing that the adoption of the GFI Merger Agreement and the approval of the GFI Merger be submitted for consideration of GFI Stockholders;

  •
  the absence of preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate GFI or any of its subsidiaries to issue or sell any shares of capital stock or other equity securities of GFI or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire from GFI or any of its subsidiaries, any equity securities of GFI or any of its subsidiaries, and no securities or obligations of GFI or any of its respective subsidiaries evidencing such rights are authorized, issued or outstanding;

  •
  intellectual property matters;

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  real property matters;

  •
  the absence of any judgment, order, writ, injunction, decree, award, stipulation or settlement to which GFI or any of its subsidiaries is a party;

  •
  employee benefits;

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  labor matters;

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  relationships with largest customers;

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  material contracts;

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  environmental matters;

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  tax matters;

  •
  takeover statutes; and

  •
  insurance policies.

        The GFI Merger Agreement also contains additional representations and warranties by CME, Merger Sub 1 and Merger Sub 2 relating to the following:

  •
  the operations of Merger Sub 1 and Merger Sub 2, including that they will not have engaged in other business activities or incurred any liabilities or obligations other than as contemplated in the GFI Merger Agreement; and

  •
  absence of any agreements, commitments or understandings among CME, Merger Sub 1, Merger Sub 2 and their respective affiliates on the one hand, and any affiliates of GFI or JPI on the other hand, other than as set forth in the GFI Merger Agreement.

        Some of the representations and warranties contained in the GFI Merger Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either GFI or CME).

        For purposes of the GFI Merger Agreement, a "Material Adverse Effect" with respect to GFI, CME, Merger Sub 1 or Merger Sub 2, as applicable, means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent, materially impair or delay the ability of GFI, CME, Merger Sub 1 or Merger Sub 2 to consummate the transactions contemplated by the GFI Merger Agreement or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of GFI, CME or their respective subsidiaries or business, taken as a whole, except to the extent such event, occurrence, fact, condition, change, development or effect results from:

  •
  general economic or regulatory conditions or changes therein;

  •
  financial or security market fluctuations or conditions;

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  changes in or events affecting the industries or markets in which such entity and its subsidiaries operate;

  •
  any effect arising out of a change in U.S. generally accepted accounting principles, which is referred to as GAAP in this proxy statement/prospectus, or law;

  •
  the announcement or pendency of the GFI Merger or the identity of either CME or GFI, subject to certain exceptions, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

  •
  changes in the market price or trading volume of GFI Common Stock or CME Class A Common Stock;

  •
  any failure by GFI or CME to meet any estimates or outlook of revenues or earnings or other financial projections;

  •
  natural disasters; or

  •
  national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date hereof;

except, in certain of the circumstances mentioned above, to the extent that GFI and its subsidiaries, taken as a whole, or CME and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which such entity and its subsidiaries operate.

Conduct of Businesses of GFI and its Subsidiaries Prior to Completion of the GFI Merger

        Pursuant to the terms of the GFI Merger Agreement, GFI covenants and agrees that, subject to certain exceptions or unless CME consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), or except as provided for in the GFI Merger Agreement or disclosure letter delivered by GFI in connection with the GFI Merger Agreement, or as may be required by applicable law, between the date of the GFI Merger Agreement and the Effective Time, it will, and will cause each of its subsidiaries to:

  •
  conduct its business in the ordinary course of business consistent with past practice;

  •
  use commercially reasonable efforts to preserve substantially intact its business organization and goodwill and relationships with all governmental entities, self-regulatory organizations, providers of order flow, customers, suppliers, business associates and others having material business dealings with it; and

  •
  use commercially reasonable efforts to keep available the services of its current officers and key employees and to maintain its current rights and franchises.

        GFI also has agreed that, subject to certain exceptions, between the date of the GFI Merger Agreement and the Effective Time, it will not, nor permit any of its subsidiaries to, directly or indirectly:

  •
  amend or modify its governing documents, except in connection with the GFI Merger;

  •
  declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other securities, other than dividends or distributions by any wholly-owned subsidiary of GFI to GFI or a wholly-owned subsidiary of GFI; split, subdivide, consolidate, combine or reclassify any of its capital stock or other securities or issue or allot, or propose or authorize the issuance or allotment of, any other such securities or equity rights in respect of, in lieu of, or in substitution for, any of its capital stock or other securities or repurchase, redeem or otherwise acquire any capital stock or other securities or equity rights of GFI or any subsidiary of GFI;

  •
  issue, allot, sell, grant, pledge or otherwise encumber any securities or equity rights of GFI, other than issuances of GFI Common Stock in connection with RSUs or stock options of GFI Common Stock (if any) issued prior to the date of the GFI Merger Agreement pursuant to stock plans of GFI in accordance with their terms as in effect on the date of the GFI Merger Agreement (other than outstanding RSUs held by non-employee directors of GFI, which will be accelerated prior to the closing of the GFI Merger);

  •
  merge or consolidate with any person, participate in or undertake a scheme of arrangement under the United Kingdom Companies Act 2006, or acquire the securities or any material amount of assets of any other person;

  •
  other than in the ordinary course of business consistent with past practice, sell, lease, license, subject to a lien (other than a permitted lien under the GFI Merger Agreement), encumber or otherwise surrender, relinquish or dispose of any assets, property or rights owned or held by GFI or any subsidiary of GFI (including securities of a subsidiary of GFI) except (i) pursuant to the terms of an agreement, commitment or other contract listed in the disclosure letter delivered by GFI in connection with the GFI Merger Agreement or (ii) in an amount not in excess of $1,000,000 in the aggregate;

  •
  (i) make any loans, advances or capital contributions to, or investments in, any other person other than (A) by GFI or any wholly-owned subsidiary of GFI to or in GFI or any wholly-owned subsidiary of GFI, (B) pursuant to any contract or other legal obligation set forth in the disclosure letter delivered by GFI in connection with the GFI Merger Agreement or (C) to employees of GFI or any subsidiary of GFI, other than Continuing Employees, in the ordinary course of business and consistent with past practice, (ii) create, incur, guarantee or assume any indebtedness, issuances of debt securities, guarantees, indemnities, loans or advances not in existence as of the date of the GFI Merger Agreement, except (A) certain indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate or (B) guarantees by GFI of indebtedness of wholly-owned GFI subsidiaries or guarantees by GFI subsidiaries of indebtedness of GFI or (iii) other than as set forth in GFI's capital budget, or an amount not to exceed $1,000,000 made in the ordinary course consistent with past practice, make or commit to make any capital expenditure with respect to Trayport, FENICS or any CME Retained Subsidiary;

  •
  (i) materially amend or otherwise materially modify benefits under any employee benefit plan of GFI, which is referred to as a GFI Employee Benefit Plan in this proxy statement/prospectus, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any GFI Employee Benefit Plan in effect on the date of the GFI Merger Agreement (other than outstanding RSUs held by non-employee directors of GFI, which will be accelerated prior to the closing of the GFI Merger), (iii) fail to make any required contribution to any GFI Employee Benefit Plan, (iv) merge or transfer any GFI Employee Benefit Plan or the assets or liabilities of any such plan, (v) change the sponsor of any GFI Employee Benefit Plan or (vi) terminate or establish any GFI Employee Benefit Plan, except in each case, with respect to agreements for new hires in the ordinary course of business consistent with past practices and the GFI Merger Agreement;

  •
  with respect to any director, officer, employee, worker or consultant of Trayport, FENICS or a CME Retained Subsidiary whose aggregate annual cash compensation exceeds $200,000, (i) enter into any employment agreement that has a term of more than one year (or materially amend any employment agreement) or (ii) extend the term of any employment agreement by more than one year;

  •
  increase by more than 4% the annual compensation of any director, officer, employee, worker or consultant of Trayport, FENICS or a CME Retained Subsidiary;

  •
  hire more than seven individuals in any capacity for service in Trayport, FENICS or the CME Retained Subsidiaries, none of which will be entitled to aggregate annual cash compensation in excess of $200,000, other than individuals hired to replace employees of Trayport, FENICS or the CME Retained Subsidiaries who have been terminated or who have otherwise left the employment of Trayport, FENICS or the CME Retained Subsidiaries so long as such individuals are hired on substantially the same terms as the individuals they are replacing;

  •
  enter into or amend or modify any severance, retention or change of control plan, program or arrangement with respect to a Continuing Employee;

  •
  terminate the employment or contractual relationship of any officer, director, consultant or employee of Trayport, FENICS or the CME Retained Subsidiaries, other than terminations of employees or consultants in the ordinary course of business consistent with past practice and existing policies and/or terminations for cause;

  •
  enter into or amend a collective bargaining agreement, other labor agreement or work rules with a labor union, labor organization or works council with respect to employees, workers, consultants, officers or directors of GFI or any subsidiary of GFI;

  •
  (i) settle or compromise any action, suit, claim, litigation, arbitration, investigation or other similar proceeding for an amount in excess of $1,000,000 or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any such proceeding, in each case, related to Trayport, FENICS or any CME Retained Subsidiary;

  •
  (i) make, revoke or amend any material election relating to taxes, (ii) settle or compromise any material action, suit, claim, litigation, arbitration, investigation or other similar proceeding relating to taxes, (iii) make a request for a written ruling of a taxing authority relating to material taxes, other than any request for a determination concerning qualified status of any GFI Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding agreement with a taxing authority relating to material taxes, (v) materially change any of its methods, policies or practices of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax returns for the taxable year ended December 31, 2013 or (vi) take any action outside the ordinary course of business (other than an intercompany loan by GFI Holdings Limited to GFInet Inc. in an amount sufficient to repay GFInet Inc.'s revolving loan)

    or material action in each case that would materially affect the conclusion of the analysis prepared by Ernst & Young LLP relating to the basis of the purchased interests relating to the IDB Purchase Agreement;

  •
  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken that would prevent the GFI Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

  •
  (i) modify or amend on terms materially adverse to Trayport, FENICS or any CME Retained Subsidiary, or transfer, novate, assign or terminate, any contract of GFI applicable to Trayport, FENICS or any CME Retained Subsidiary, (ii) enter into any successor agreement to an expiring contract of GFI applicable to Trayport, FENICS or any CME Retained Subsidiary that changes the terms of such contract in a way that is materially adverse to Trayport, FENICS or any CME Retained Subsidiary, (iii) enter into any new agreement that would have been considered a contract applicable to Trayport, FENICS or any CME Retained Subsidiary if it were entered into at or prior to the date hereof or (iv) modify or amend in any respect or transfer, novate, assign or terminate that certain BTS Software as a Service Agreement, dated July 24, 2014, between Trayport Limited and GFI Holdings Limited;

  •
  enter into, renew, extend or amend any agreements or arrangements that limit or restrict any of the CME Retained Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

  •
  change any method of accounting or accounting principles or practices of GFI or any subsidiary of GFI, except for any such change required by GAAP or by a governmental entity;

  •
  terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering GFI or any CME Retained Subsidiary or their respective properties which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice;

  •
  adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization, scheme of arrangement under the United Kingdom Companies Act 2006, or other reorganization of GFI or any of the subsidiaries of GFI;

  •
  transfer, abandon, allow to lapse, or otherwise dispose of any rights to, or obtain or grant any right to any material intellectual property owned by GFI relating to Trayport, FENICS or any CME Retained Subsidiary or disclose any material trade secrets of Trayport, FENICS or any CME Retained Subsidiary to any person other than CME or its representatives, in each case other than in the ordinary course of business consistent with past practice; or

  •
  agree or commit to do any of the foregoing.

No Solicitation or Negotiation of Takeover Proposals

        The GFI Merger Agreement provides that neither GFI nor any of its subsidiaries nor any of their respective officers, directors, employees or other representatives will, directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal;

  •
  adopt, or publicly propose to adopt, or allow GFI or any subsidiary of GFI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding in connection with or relating to any Takeover Proposal (other than confidentiality agreements permitted under the GFI Merger Agreement); or

  •
  other than with CME, Merger Sub 1, Merger Sub 2 or their respective representatives or other than informing third parties of the existence of the no solicitation provisions of the GFI Merger Agreement, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

        Under the GFI Merger Agreement, a "Takeover Proposal" means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries, (ii) acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of (A) GFI and its subsidiaries, (B) the CME Retained Subsidiaries, (C) Trayport or (D) FENICS, in each case taken as a whole and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of GFI's securities or (iv) any transaction, or combination of transactions, similar to the foregoing, in each case other than the transactions contemplated by the GFI Merger Agreement.

Existing Discussions or Negotiations

        In the GFI Merger Agreement, GFI agreed to, and to cause its subsidiaries and their respective representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their representatives conducted prior to the date of the GFI Merger Agreement with respect to any Takeover Proposal and will request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith in accordance with the terms of any applicable confidentiality agreement.

Fiduciary Exception

        At any time prior to the approval of the GFI Merger Agreement by GFI Stockholders, if the GFI Board (upon recommendation of the Special Committee) has determined in good faith after consultation with outside legal counsel and its independent financial advisor that an unsolicited bona fide written Takeover Proposal received after the date of the GFI Merger Agreement either constitutes a Superior Proposal or could be reasonably likely to result in a Superior Proposal, then GFI may:

  •
  furnish information with respect to GFI or any of its subsidiaries to the person making such Takeover Proposal or its representatives pursuant to and in accordance with a confidentiality agreement containing provisions no less favorable in the aggregate to GFI than those contained in the confidentiality agreement between GFI and CME agreed to in connection with the GFI Merger Agreement, provided that such confidentiality agreement is provided to CME promptly after its execution and does not contain any provisions that would prevent GFI from complying with its obligation to provide disclosure to CME required pursuant to the GFI Merger Agreement and need not contain a standstill or similar provision that prohibits such person from making a Takeover Proposal, and provided further that a copy of all information provided to such person has been previously, or is substantially currently, provided to CME or its representatives; and

  •
  GFI may participate in any discussions or negotiations with any such person or its representatives regarding such Takeover Proposal.

        Under the GFI Merger Agreement, a "Superior Proposal" means any bona fide unsolicited written Takeover Proposal made by any party (other than CME or any subsidiary of CME) that did not result from a breach of GFI's non-solicitation obligations under the GFI Merger Agreement, and that, if consummated, would result in such third party (or in the case of a direct merger between such third party and GFI, the stockholders of such third party) acquiring, directly or indirectly, 80% of the voting power of GFI's equity securities or all or substantially all the assets of GFI and its subsidiaries, taken as a whole, and that the GFI Board (upon the recommendation of the Special Committee) determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) to be, if consummated, more favorable to holders of GFI Common Stock than the GFI Merger (taking into account any changes to the terms of the GFI Merger Agreement as CME may propose in response to the proposed superior proposal) from a financial point of view, taking into account those factors as the GFI Board (upon the recommendation of the Special Committee) deems to be appropriate, including the likelihood of consummation.

Notice

        GFI will promptly (and, in any event, within 24 hours) notify CME if any bona fide inquiries, proposals or offers with respect to a Takeover Proposal are received by, any non-public information is requested in connection with any Takeover Proposal from, or any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated or continued with, it, its subsidiaries or any of their respective representatives. In any such notice, GFI should indicate the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and should inform CME daily of the status and terms of any such proposals or offers and the status of any such discussions or negotiations, including the stated positions of the parties to such negotiations, and should provide CME with copies of all drafts and final versions, including any comments thereon, of any agreements exchanged in relation to such Takeover Proposal.

No Change in Recommendation

        Subject to certain exceptions described below, the GFI Board and each committee of the GFI Board (including the Special Committee) may not effect a Change in Recommendation, which consists of any of the following actions:

  •
  withdraw, modify or qualify in a manner adverse to CME, or propose publicly to withdraw, modify or qualify in a manner adverse to CME, its recommendation to GFI Stockholders that they vote in favor of the adoption of the GFI Merger Agreement;

  •
  take any public action or make any public statement in connection with the Special Meeting inconsistent with its recommendation to approve the GFI Merger; or

  •
  approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal (it being understood that the GFI Board may issue a "stop, look and listen" communication to the holders of GFI Common Stock pursuant to Rule 14d-9(f) of the Exchange Act).

Fiduciary Exception and Negotiation with CME

        However, at any time before the adoption of the GFI Merger Agreement, the GFI Board may, in response to a Superior Proposal or an Intervening Event, effect a Change in Recommendation under the following circumstances:

  •
  the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties to GFI Stockholders under applicable law;

  •
  the GFI Board, upon the recommendation of the Special Committee, first provides prior written notice to CME that it is prepared to effect such a Change in Recommendation, including the most current version of any written agreement relating to any Superior Proposal or, in the case of an Intervening Event, attaching information specifying such Intervening Event in reasonable detail and any other information related thereto that CME reasonably requests (it being understood that the delivery of such notice will not, in and of itself, constitute a Change in Recommendation); and

  •
  CME does not make, within four business days of receipt of such notice, a proposal that the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, would cause the proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, or which obviates the need for a Change in Recommendation as a result of the Intervening Event, as the case may be.

        During the four business day period prior to its effecting a Change in Recommendation, upon CME's request, GFI and its representatives will negotiate in good faith with CME and its representatives (so long as CME and its representatives are negotiating in good faith) regarding any revisions to the terms of the transactions contemplated by the GFI Merger Agreement proposed by CME intended to cause a Takeover Proposal not to constitute a Superior Proposal or to obviate the need for a Change in Recommendation as a result of an Intervening Event. Any material amendment to the terms of a Superior Proposal or material change to the facts and circumstances that are the basis of an Intervening Event occurring or arising prior to the making of a Change in Recommendation will require GFI to provide CME with a new notice and a new negotiation period of two business days.

        Under the GFI Merger Agreement, an "Intervening Event" means a material development or change in circumstances occurring or arising after the date of the GFI Merger Agreement, which was not known or reasonably foreseeable to the Special Committee as of or prior to the date of the GFI Merger Agreement (which change or development does not relate to a Takeover Proposal), and which becomes known to the Special Committee prior to the approval of the GFI Merger Agreement by GFI Stockholders.

Certain Other Permitted Disclosure

        In addition, GFI or the GFI Board, upon the recommendation of the Special Committee, may take and disclose any position contemplated by Rule 14e-2 promulgated under the Exchange Act, or make any statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act in respect of any Takeover Proposal, or make any disclosure to GFI Stockholders if the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties to GFI Stockholders under applicable law.

Stockholders Meeting and GFI Board Recommendation

        Notwithstanding any Change in Recommendation pursuant to the exceptions discussed above, GFI will take all lawful action to call, give notice of, convene and hold a special meeting of GFI Stockholders to consider and vote upon the adoption of the GFI Merger Agreement not more than 45 days after the registration statement on Form S-4 filed by CME, of which this proxy statement/prospectus forms a part, is declared effective by the SEC. GFI may postpone, recess or adjourn such meeting (i) if it is unable to obtain a quorum of its stockholders at the meeting or (ii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure that the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel, is necessary or advisable by applicable law. The GFI Board is required to recommend in this proxy statement/prospectus and at the Special Meeting that GFI Stockholders adopt the GFI Merger Agreement, and use its reasonable best efforts to obtain and solicit such adoption, subject to the fiduciary exceptions in the GFI Merger Agreement.

Access to Information

        Subject to certain exceptions, and upon reasonable prior notice, GFI will (i) afford CME reasonable access to all of its and its subsidiaries' properties, books, records, contracts, commitments and personnel and (ii) provide a copy of each material report or other document filed by GFI as required by relevant securities laws, any governmental entity or self-regulatory organization and all other information with respect to GFI, in each case as may reasonably be requested.

        In addition, after each month-end or quarter-end between the date of the GFI Merger Agreement and the closing date of the GFI Merger, as applicable, GFI will deliver a copy of its management report, including certain financial information.

Expenses

        Subject to certain exceptions, all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any party to the GFI Merger Agreement or on its behalf in connection with the GFI Merger Agreement and the transactions expressly contemplated by the GFI Merger Agreement will be paid by the party incurring such expenses, whether or not the GFI Merger is consummated, except expenses incurred in connection with the filing, printing and mailing of this registration statement, the proxy statement/prospectus and all other filing fees paid to the SEC in connection with the GFI Merger, which will be shared equally by CME and GFI.

Indemnification and Insurance

        From and after the Effective Time, Merger Sub 2 as the surviving company will indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the GFI Merger Agreement and the closing of the GFI Merger, for all acts and omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the GFI Merger Agreement pursuant to GFI's constituent documents and indemnification agreements, if any, in existence on the date of the GFI Merger Agreement with any indemnified persons. CME will cause the constituent documents of Merger Sub 1 as the surviving corporation and Merger Sub 2 as the surviving company to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the indemnified persons with respect to acts or omissions occurring at or prior to the Effective Time than those in GFI's constituent documents. From and after the Effective Time, CME will guarantee and stand surety for, and shall cause Merger Sub 2 to honor its indemnification and insurance obligations.

        Prior to the closing date of the GFI Merger, GFI will, and if GFI is unable to, CME will, cause Merger Sub 2 as the surviving company as of or following the Effective Time to obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI's existing policies with respect to matters existing or occurring at or prior to the Effective Time, subject to certain limitation and premium thresholds.

Employee Benefit Matters

        For one year following the closing date of the GFI Merger, CME will, or will cause one of its affiliates to provide, each Continuing Employee with (i) base salary at least equal to the base salary provided to such employee immediately prior to the closing date of the GFI Merger and (ii) benefits, other than equity compensation benefits, that, taken as a whole, are comparable in the aggregate to the benefits provided to them immediately prior to the closing date of the GFI Merger.

        For purposes of retained or continued benefit plans, eligibility and vesting under any new benefit plans, and for accrual purposes under vacation or severance plans, CME will recognize the service of each Continuing Employee as if that service had been performed for CME or its affiliates.

        With respect to any welfare plan maintained by Merger Sub 2 as the surviving company, Merger Sub 2 and its affiliates will use commercially reasonable efforts to waive all limitations as to preexisting conditions and exclusions and provide credit for co-payments and deductibles paid prior to the Effective Time.

        In addition, prior to the Effective Time, GFI and any subsidiaries of GFI, as applicable, will comply with all notice, consultation, collective bargaining or other bargaining obligations to any labor union, labor organization in connection with the transactions contemplated by the GFI Merger Agreement.

Consents and Approvals

        Each of GFI and CME will use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the GFI Merger Agreement, including:

  •
  making any filing required under the HSR Act and any relevant foreign competition laws with respect to the transactions contemplated by the GFI Merger Agreement as promptly as practicable after the date of the GFI Merger Agreement;

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  complying at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received from the FTC, the Antitrust Division or any other governmental entity (including under any relevant foreign competition laws) in respect of such filings or such transaction; and

  •
  acting in good faith and reasonably cooperating with the other party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other governmental entity under any of the HSR Act, the relevant foreign competition laws, the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, each, as amended, and any other applicable laws or orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to any such filing or any such transaction.

        GFI, CME, Merger Sub 1 and Merger Sub 2 will use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by the GFI Merger Agreement, except to the extent prohibited by applicable law. In addition, GFI and CME will give each other reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such filings or any such transaction.

        None of GFI, CME, Merger Sub 1 or Merger Sub 2 will independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings, investigation or other inquiry without giving the other parties prior notice of the meeting or conversation and, unless prohibited by any such governmental entity, the opportunity to attend or participate. GFI, CME, Merger Sub 1 and Merger Sub 2 will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any of them in connection with proceedings under or relating to the HSR Act, any relevant foreign competition laws or other antitrust laws.

        In addition, CME and GFI will use their reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the GFI Merger Agreement under any antitrust laws. If any proceeding is instituted or threatened that challenges any such transaction as inconsistent with or violative of any antitrust law, CME and GFI will cooperate and use their reasonable best efforts vigorously to contest and resist (by negotiation, litigation or otherwise) any such proceeding, and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent order that is in effect and that prohibits, prevents, delays or restricts consummation of such transactions, unless CME reasonably and in good faith determines that litigation is not in its best interests. CME and GFI will use their reasonable best efforts to take any action required to cause the expiration of the notice periods, or to obtain the necessary approvals under, the HSR Act, if applicable, any relevant foreign competition laws or any other antitrust laws with respect to the transactions contemplated by the GFI Merger Agreement as promptly as possible after the execution of the GFI Merger Agreement.

        However, neither CME nor any subsidiary of CME will be required to take any action that would result in any Burdensome Condition.

        Under the GFI Merger Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of CME, GFI or any of their respective subsidiaries or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any subsidiary of CME or GFI or (ii) imposing or seeking to impose any limitation on the ability of CME, GFI or any of their respective subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of GFI, the subsidiaries of GFI, CME or the subsidiaries of CME, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of CME and the subsidiaries of CME from or relating to the transactions proposed by the GFI Merger Agreement, or (y) with respect to regulatory approvals, any de minimis administrative or ministerial obligations of CME or any subsidiary of CME, other than, with respect to the IDB Business or IDB Subsidiaries, any such obligation that would exist following the Effective Time.

Existing GFI Indebtedness

Credit Agreement

        Prior to the closing of the GFI Merger, GFI will deliver to CME a payoff letter in commercially reasonable form under the second amended and restated credit agreement, dated December 20, 2010, by and among GFI and GFI Holdings Limited, as borrowers, the subsidiaries of GFI named therein as guarantors, Bank of America N.A., as administrative agent, Barclays Bank Plc and The Royal Bank of

Scotland PLC, as co-syndication agents, the other lenders party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank Plc, as joint lead arrangers and joint book running managers, which is referred to as the Credit Agreement in this proxy statement/prospectus. Such payoff letter will evidence the amount necessary to repay or satisfy and discharge any indebtedness outstanding under the Credit Agreement, the termination of all agreements and obligations in connection therewith, and the release of all liens securing the obligations under such agreement. GFI will pay such payoff amounts at or prior to the closing of the GFI Merger Agreement in order to terminate the Credit Agreement at such closing.

Senior Notes due 2018

        At CME's written request, GFI will use its reasonable best efforts to commence as soon as reasonably practicable after receipt of such request (or at such later time as specified in such request), and conduct and consummate (i) an offer to purchase on the terms and conditions, including pricing conditions, specified by CME all or a portion of the outstanding 8.375% senior notes due 2018, which are referred to as the Senior Notes in this proxy statement/prospectus, issued pursuant to an indenture, dated as of July 19, 2011, between GFI and the Bank of New York Mellon Trust Company, N.A., as trustee, which is referred to as the Indenture in this proxy statement/prospectus, or (ii) a solicitation of consent of the holders of the Senior Notes to amendments to the Indenture as CME may specify, each subject to certain conditions.

        The closing of any such tender offer or consent solicitation will be expressly conditioned on the closing of the GFI Merger and none of the Senior Notes will be required to be accepted for purchase or purchased prior to such closing. GFI will use reasonable best efforts to provide all cooperation reasonably requested by CME in connection with such offer or solicitation except where it would unreasonably disrupt or interfere with the operations or business of GFI or its subsidiaries, or would require GFI or its subsidiaries to pay any fees, expenses or costs except as otherwise promptly reimbursed by CME. GFI will waive any of the conditions to such tender offer or consent solicitation as CME may reasonably request and will not, without CME's prior written consent, waive any of the conditions or make any changes to such offer or solicitation. CME may require that a tender offer is conducted on terms that would satisfy any of GFI's obligations under the Indenture to repurchase the Senior Notes pursuant to a repurchase event under the Indenture. In connection with a consent solicitation, if the required valid consents have been received from holders of the Senior Notes, GFI will use its reasonable best efforts to cause the trustee to execute a supplemental indenture and implement the authorized amendments, so long as any such amendment will not be effective until immediately prior to the Effective Time or be operative with respect to any period before the Effective Time, in each case (and in the case of the preceding sentences in this paragraph) subject to certain conditions and compliance with applicable law and regulations.

        If requested by CME in writing, GFI will take all actions requested by CME reasonably necessary, including the issuance of one or more notices of optional redemption for all or a portion of the outstanding aggregate principal amount of the Senior Notes pursuant to the Indenture, in order to effect the satisfaction and discharge of the Indenture pursuant to the Senior Notes and/or the covenant defeasance of the Senior Notes, in each case pursuant to the Indenture, which is referred to as a Discharge of the Senior Notes in this proxy statement/prospectus, and will effect such Discharge of the Senior Notes at the Effective Time or as otherwise specified by CME, subject to the following conditions:

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  in no event will GFI be required to consummate such Discharge of the Senior Notes or issue any irrevocable notice of redemption with respect to the Senior Notes prior to the closing of the GFI Merger;

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  to the extent that such Discharge of the Senior Notes can be conditioned on the completion of the GFI Merger, it will be so conditioned;

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  prior to GFI being required to issue any notice of redemption with respect to the Senior Notes, CME will set aside sufficient funds to deliver to GFI to effect such redemption; and

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  prior to GFI being required to effect such Discharge of the Senior Notes, CME will deliver to GFI or a paying agent selected or approved by CME and reasonably acceptable to GFI funds sufficient to enable GFI to effect such Discharge of the Senior Notes.

        GFI will provide, and must use reasonable best efforts to cause its representatives to provide, any other cooperation reasonably requested by CME to facilitate such Discharge of the Senior Notes.

        Any documents related to a tender offer or consent solicitation will be subject to prior review of, and comment by, CME and GFI, and must be reasonably acceptable to each of them. GFI will not waive any condition to any such offer or solicitation or any Discharge of the Senior Notes other than as agreed in writing between CME and GFI. GFI will, and will cause its subsidiaries and its and their representatives to, provide all cooperation reasonably requested by CME in connection with any such offer, solicitation or Discharge of the Senior Notes. GFI and its subsidiaries will, and will use reasonable best efforts to cause its counsel to, furnish legal opinions in customary form and scope relating to GFI and its subsidiaries, the Indenture and the Senior Notes and the GFI Merger to the extent required by the Indenture in connection with any such offer, solicitation or Discharge of the Senior Notes, so long as CME provides assistance and information in connection therewith as is reasonably requested by GFI. In connection with any such offer, solicitation or Discharge of the Senior Notes, CME may select one or more dealer managers, information agents, solicitation agents, tabulation agents, depositaries and other agents, in each case reasonably acceptable to GFI, to provide assistance in connection therewith, and GFI will use reasonable best efforts to enter into customary agreements with such parties so selected on terms reasonably satisfactory to CME.

        GFI and CME will keep each other reasonably informed regarding the status, results and timing of any tender offer, consent solicitation and Discharge of the Senior Notes. If, at any time prior to the completion of any tender offer or consent solicitation, GFI or CME discovers any information that should be set forth in an amendment or supplement to the offer and/or consent solicitation documents so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information will use its reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by CME describing such information will be disseminated by GFI to the holders of the Senior Notes. GFI and CME will comply with all applicable laws in connection with any tender offer or consent solicitation.

        Any obligation of GFI to consummate any tender offer, consent solicitation or Discharge of the Senior Notes will be subject to CME delivering to GFI or to the trustee or applicable paying agent, tender or solicitation agent, as the case may be, on or prior to the date of such consummation, sufficient funds to consummate such tender offer, consent solicitation or Discharge of the Senior Notes, as applicable. CME will pay the fees and out-of-pocket expenses of any dealer manager, information agent, solicitation agent, tabulation agent, depositary or other agent retained in connection with the tender offer or consent solicitation pursuant to the applicable agent agreement. CME will also reimburse GFI and its subsidiaries for all of their documented reasonable out-of-pocket costs and expenses (including documented reasonable fees and disbursements of counsel) in connection with a tender offer, consent solicitation or Discharge of the Senior Notes promptly following the incurrence thereof and GFI's delivery to CME of reasonably satisfactory documentation thereof. CME will indemnify and hold harmless GFI, IDB Buyer and their respective affiliates and representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any tender offer, consent solicitation and/or Discharge of the Senior Notes, and/or the provision of information utilized in connection therewith (other than information provided in writing by GFI specifically for use in connection therewith), in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of GFI's or its representatives' gross negligence, bad faith, willful misconduct or material breach of the GFI Merger Agreement, as applicable, or arise from disclosure provided by GFI or its representatives (including disclosures incorporated by reference in any tender offer or consent solicitation document) that contained a material misstatement or omission.

        GFI must use reasonable best efforts to ensure compliance with and discharge of its obligations under the Indenture, and to take all necessary actions in accordance with the terms of the Indenture, including delivery of any supplemental indentures, legal opinions, officers' certificates or other documents or instruments, in connection with the consummation of the GFI Merger.

        GFI will, and will use its reasonable best efforts to cause its representatives to, reasonably cooperate with CME in maintaining and/or seeking upgrades to the credit ratings assigned to the Senior Notes by each applicable rating agency, except where such cooperation would unreasonably disrupt or interfere with the business or operations of GFI or any of its subsidiaries. CME will reimburse GFI and its representatives for their documented reasonable out-of-pocket costs and expenses in connection with providing such cooperation promptly following the incurrence thereof and the delivery by GFI to CME of reasonably satisfactory documentation thereof.

Other Covenants and Agreements

        GFI and CME have made certain other covenants to and agreements with each other regarding various other matters including:

  •
  issuing press releases and other public announcements; and

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  providing each other notice with respect to certain events.

Conditions to Completion of the GFI Merger

        The respective obligations of each of GFI, CME, Merger Sub 1 and Merger Sub 2 to complete the GFI Merger are subject to the satisfaction or waiver, at or prior to the closing of the GFI Merger, of each of certain conditions, including the following:

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  the affirmative vote of (i) at least 66 2/3% of the shares of GFI Common Stock cast at the Special Meeting voting to adopt the GFI Merger Agreement, provided that such affirmative vote represents at least a majority of the outstanding shares of GFI Common Stock and (ii) the holders of a majority of the outstanding shares of GFI Common Stock that are held by GFI Disinterested Stockholders;

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  the shares of CME Class A Common Stock to be issued in the GFI Merger and such other shares to be reserved for issuance have been approved for listing on NASDAQ;

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  any applicable waiting period under the HSR Act has expired or been terminated, and no action has been instituted by the Antitrust Division or the FTC or under any foreign competition laws seeking to enjoin the GFI Merger or impose a Burdensome Condition unless such action is withdrawn, terminated or finally resolved;

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  all approvals under foreign competition laws, regulatory approvals and notices, each as set forth in the disclosure letter to be delivered by GFI in connection with the GFI Merger Agreement, have been provided and all related acknowledgements have been obtained;

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  no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order has been issued and remains in effect, by a governmental entity or self-regulatory organization that would have the effect of making the GFI Merger illegal or otherwise prohibiting consummation of the GFI Merger, or seeking to impose a

    Burdensome Condition, unless such restraint is vacated, terminated or withdrawn (provided that the party asserting this condition will use its reasonable best efforts to prevent the entry of such restraint and to appeal as promptly as possible any judgment that may be entered);

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  the registration statement of which this proxy statement/prospectus forms a part has been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC; and

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  each of the conditions to the closing of the JPI Merger and the IDB Transaction have been satisfied or waived.

        The obligations of CME, Merger Sub 1 and Merger Sub 2 to effect the GFI Merger also are subject to the satisfaction or waiver by CME at or prior to the closing date of the GFI Merger of certain conditions, including the following:

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  the representations and warranties of GFI set forth in the GFI Merger Agreement must, both on the date of the GFI Merger Agreement and at the closing date of the GFI Merger, be true and correct except where the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect, and provided that certain representations and warranties of GFI must be true and correct in all respects as of the date of the GFI Merger Agreement and at the closing date of the GFI Merger except for de minimis inaccuracies;

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  GFI's performance in all material respects its obligations under the GFI Merger Agreement at or prior to the closing date of the GFI Merger;

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  the delivery to CME of a certificate signed by the chief executive officer or the chief financial officer of GFI certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of GFI have been satisfied;

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  the receipt by CME of a tax opinion from Skadden, dated as of the Effective Time, to the effect that the GFI Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of CME and GFI will be a party to such reorganization;

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  the completion of the GFI Pre-Closing Reorganization; and

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  immediately following the transactions contemplated by the GFI Merger Agreement, the CME Retained Subsidiaries will have working capital and available cash meeting certain minimum requirements, and CME has received a certificate of the chief financial officer of GFI to such effect.

        GFI's obligation to effect the GFI Merger is also subject to the satisfaction or waiver by GFI at or prior to the closing date of the GFI Merger of the following additional conditions:

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  the representations and warranties of CME, Merger Sub 1 and Merger Sub 2 set forth in the GFI Merger Agreement must, both on the date of the GFI Merger Agreement and at the closing date of the GFI Merger, be true and correct except where the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect, and provided that certain representations and warranties of GFI must be true and correct in all respects as of the date of the GFI Merger Agreement and at the closing date of the GFI Merger except for de minimis inaccuracies;

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  each of CME, Merger Sub 1 and Merger Sub 2 has performed in all material respects its respective obligations under the GFI Merger Agreement at or prior to the closing date of the GFI Merger;

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  GFI has received a certificate signed by the chief executive officer and the chief financial officer of CME certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of CME, Merger Sub 1 and Merger Sub 2 have been satisfied; and

  •
  the receipt by GFI of a tax opinion from White & Case to the effect that the GFI Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of GFI and CME will be a party to such reorganization.

Termination of the GFI Merger Agreement

Termination

        The GFI Merger Agreement may be terminated and the GFI Merger may be abandoned at any time prior to the Effective Time:

  •
  by mutual written consent of CME and GFI;

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  by either CME or GFI if, provided in each case that the failure of such condition was not caused by or the result of the failure of the party terminating the GFI Merger Agreement to fulfill any obligation under the GFI Merger Agreement:

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  the GFI Merger is not consummated by March 15, 2015;

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  a Restraint Termination Event occurs;

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  the approval of the GFI Merger Proposal has not been obtained at the Special Meeting or any adjournments or postponements thereof; or

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  either the JPI Merger Agreement or the IDB Purchase Agreement is terminated in accordance with its terms.

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  by CME if:

  •
  GFI has breached or failed to perform any of its representations, warranties or covenants under the GFI Merger Agreement, and such breach or failure to perform is incapable of being cured by GFI prior to March 15, 2015, or is not cured by the earlier of (x) 30 days following written notice to GFI by CME of such breach or (y) March 15, 2015, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied (provided that CME, Merger Sub 1 or Merger Sub 2 is not then in breach of any representation, warranty, covenant or agreement contained in the GFI Merger Agreement that would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied), which is referred to as a GFI Breach Termination Event in this proxy statement/prospectus;

  •
  GFI or any of its subsidiaries or any of their respective representatives have breached in any material respect any of their respective non-solicitation obligations under the GFI Merger Agreement; or

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  the GFI Board or the Special Committee effects a Change in Recommendation for the GFI Merger, fails to publicly reaffirm its recommendation for approval of the GFI Merger Agreement following the public disclosure or announcement of a Takeover Proposal and within five business days of a request by CME, or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that GFI Stockholders reject such tender offer or exchange offer within ten business days (provided, however, that CME will not have the right to terminate the GFI Merger Agreement from and after receipt of the approval of the GFI Merger Agreement by GFI Stockholders).

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  by GFI if:

  •
  CME, Merger Sub 1 or Merger Sub 2 has breached or failed to perform any of its representations, warranties or covenants in the GFI Merger Agreement, which breach or failure to perform is incapable of being cured by CME, Merger Sub 1 or Merger Sub 2 prior to March 15, 2015, or is not cured by the earlier of (x) 30 days following written notice to CME, Merger Sub 1 or Merger Sub 2 by GFI of such breach or (y) March 15, 2015, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied (provided that GFI is not then in breach of any representation, warranty, covenant or agreement contained in the GFI Merger Agreement that would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied); or

  •
  the aggregate number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement would exceed the Issuance Cap.

Termination Fee

        GFI will pay CME a termination fee of $23,426,111 (net of any expense reimbursement paid by GFI to CME up to $6,693,175 as described below) if:

  •
  either CME or GFI terminates the GFI Merger Agreement after the failure to approve the GFI Merger Proposal at the Special Meeting or any adjournments or postponements thereof;

  •
  CME terminates the GFI Merger Agreement pursuant to a GFI Breach Termination Event;

  •
  CME terminates the GFI Merger Agreement pursuant to a breach by GFI of its non-solicitation obligations under the GFI Merger Agreement; or

  •
  CME terminates the GFI Merger Agreement upon the failure of the GFI Board to recommend approval of the GFI Merger Agreement or a Change in Recommendation as described above and in the GFI Merger Agreement, and, in each case as set forth above, within 12 months of such termination GFI consummates, or enters into a definitive agreement to consummate, a transaction contemplated by any Takeover Proposal, regardless of when made or thereafter consummated.

        If either CME or GFI terminates the GFI Merger Agreement after the failure to obtain the approval of the GFI Merger Proposal at the Special Meeting or any adjournments or postponements thereof, then GFI must reimburse CME for all of its reasonable and documented expenses up to a maximum amount of $6,693,175.

        If either CME or GFI terminates the GFI Merger Agreement upon (i) the failure to consummate the GFI Merger by March 15, 2015, (ii) a Restraint Termination Event or (iii) the termination of either the JPI Merger Agreement or the IDB Purchase Agreement in accordance with its terms, in each case, in connection with any failure to obtain any required regulatory approval, then GFI must reimburse CME for all of its reasonable expenses up to a maximum amount of $10,000,000.

Amendment

        The GFI Merger Agreement may be amended by the parties by action taken or authorized by their respective boards of directors (and, in the case of GFI, upon the recommendation of the Special Committee) at any time before or after approval of the matters presented in connection with the GFI Merger Agreement by GFI Stockholders, but, after such approval, no amendment may be made that requires further approval by such stockholders pursuant to applicable law or the rules of any relevant stock exchange absent such further approval.

Remedies

        The parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the GFI Merger Agreement and to enforce specifically the terms and provisions of the GFI Merger Agreement (and each party waived any requirement for the security or posting of any bond in connection with such remedy). This right is in addition to any other remedy to which such party is entitled at law or in equity, including monetary damages. The parties further agreed not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

 Annex C

        Annex C to the Statement is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

 JPI MERGER AGREEMENT

        This section describes the material terms of the JPI Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the JPI Merger Agreement, a copy of which is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the JPI Merger Agreement that is important to you. You are encouraged to read the JPI Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI, CME or any of the parties to the JPI Merger Agreement. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [    ] of this proxy statement/prospectus.

JPI Merger

        Concurrently with the execution of the GFI Merger Agreement, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, and Messrs. Gooch, Heffron and Brown entered into the JPI Merger Agreement providing, immediately prior to the closing of the GFI Merger, following a reorganization of JPI pursuant to which New JPI will become the record and beneficial owner of all of the shares of GFI Common Stock beneficially owned by JPI, for the merger of Merger Sub 3 with and into New JPI with New JPI continuing as the surviving corporation and which is referred to as the JPI Merger in this proxy statement/prospectus, which will be followed immediately thereafter by a merger of New JPI as the surviving corporation with and into Merger Sub 4, with Merger Sub 4 continuing as the surviving company and a wholly-owned subsidiary of CME and which is referred to as the JPI Subsequent Merger in this proxy statement/prospectus. The purpose of the JPI Merger Agreement is to provide New JPI's stockholders the same tax-free consideration they would receive in the GFI Merger if they held the GFI Common Stock owned by New JPI directly as GFI Stockholders, subject to any portion of the JPI merger consideration that becomes payable in cash as described above.

        At the effective time of the JPI Merger, by virtue of the JPI Merger and without any action on the part of holders of any shares of the capital stock of New JPI, each issued and outstanding share of New JPI Common Stock, other than shares of New JPI Common Stock owned by New JPI or a New JPI stockholder who has not consented to the JPI Merger and who has demanded appraisal rights pursuant to Section 262 of the DGCL, will be converted into and will thereafter represent the right to receive a fraction of a share of CME Class A Common Stock, the numerator of which equals the aggregate number of shares of CME Class A Common Stock that would be payable with respect to the 46,464,240 shares of GFI Common Stock beneficially owned by New JPI as if such shares were converted into the Merger Consideration provided for in the GFI Merger Agreement as stock election shares and the denominator of which equals the maximum number of shares of New JPI Common Stock that could be issued and outstanding immediately prior to the effective time of the JPI Merger following the consummation of the reorganization of JPI, provided that, to the extent all of the available cash consideration in the GFI Merger has not been allocated, up to 13% of the total JPI merger consideration shall be paid in cash. At the effective time of the JPI Merger, all the shares of New JPI Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the shares of New JPI Common Stock and each uncertificated share registered to a stockholder of New JPI on its stock transfer books will be converted thereafter into the right to receive the JPI merger consideration described above, the right, if any, to receive cash in lieu of fractional shares into which such shares would otherwise have been converted, and the right to receive any dividend issued or payable after the effective time of the JPI Merger, and each certificate formerly representing shares of New JPI Common Stock owned by New JPI stockholders will thereafter represent only the right to receive the payment described above. At the effective time of the JPI Merger, any shares of New JPI Common Stock owned by New JPI or any of its subsidiaries as treasury shares or otherwise will be cancelled and retired, and no consideration will be delivered in exchange therefor.

        At the effective time of the JPI Subsequent Merger, all limited liability company interests of Merger Sub 4 issued and outstanding immediately prior to the effective time of the JPI Subsequent Merger will cease to be outstanding, will be cancelled and will cease to exist. At the effective time of the Subsequent JPI Merger, each share of New JPI Common Stock issued and outstanding immediately prior to the effective time of the Subsequent JPI Merger will be converted into one limited liability company interest of Merger Sub 4 and will constitute the only limited liability company interests of the surviving company.

Stockholder Consent Agreement

        JPI and New JPI will mail to the other holders of common stock of JPI, which is referred to as JPI Common Stock in this proxy statement/prospectus, and New JPI Common Stock (other than Messrs. Gooch, Heffron and Brown) and use their respective commercially reasonable efforts to collect from each such holder (i) the information statement to be provided in connection with the issuance of shares of CME Class A Common Stock in the JPI Merger and (ii) the stockholder notice, waiver, agreement and representation form, which is referred to as a Stockholder Consent Agreement in this proxy statement/prospectus. Promptly upon receipt of such Stockholder Consent Agreements, JPI or New JPI will deliver copies of them to CME.

Conditions to Completion of the JPI Merger

        The consummation of the JPI Merger is a condition to the consummation of the GFI Merger. Each party's obligation to consummate the JPI Merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

  •
  JPI and New JPI shall have obtained an irrevocable action by written consent of Messrs. Gooch, Heffron and Brown to adopt the JPI Merger Agreement and approve the JPI Merger;

  •
  the shares of CME Class A Common Stock to be issued in the JPI Merger and such other shares to be reserved for issuance in connection with the JPI Merger have been approved for listing on NASDAQ;

  •
  any applicable waiting period under the HSR Act has expired or been terminated, and no action has been instituted by the Antitrust Division and the FTC or under any foreign competition laws seeking to enjoin the JPI Merger or impose a Burdensome Condition;

  •
  all approvals under foreign competition laws, regulatory approvals and notices have been provided and all related acknowledgements have been obtained;

  •
  no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order has been issued and remains in effect, by a governmental entity or self-regulatory organization that would have the effect of making the JPI Merger illegal or otherwise prohibiting consummation of the JPI Merger, or seeking to impose a Burdensome Condition, unless such restraint is vacated, terminated or withdrawn (provided that the party asserting this condition will use its reasonable best efforts to prevent the entry of such restraint and to appeal as promptly as possible any judgment that may be entered); and

  •
  each of the conditions to the closing of the GFI Merger and the IDB Transaction have been satisfied or waived.

        The obligations of CME, Merger Sub 3 and Merger Sub 4 to effect the JPI Merger also are subject to the satisfaction or waiver by CME at or prior to the closing date of the JPI Merger of certain conditions, including the following:

  •
  the accuracy of the representations and warranties of JPI, New JPI and Messrs. Gooch, Heffron and Brown in the manner described in the JPI Merger Agreement;

  •
  each of JPI, New JPI and Messrs. Gooch, Heffron and Brown shall have performed or complied in all material respects its obligations under the JPI Merger Agreement on or prior to the closing date of the GFI Merger;

  •
  the delivery to CME of a certificate signed by each of Messrs. Gooch, Heffron and Brown and the chief executive officer or chief financial officer of each of JPI and New JPI certifying the accuracy of applicable representations and warranties and the satisfaction of the applicable performance obligations;

  •
  the receipt by CME of a tax opinion from Skadden, in form and substance reasonably satisfactory to CME, to the effect that the JPI Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of CME and New JPI will be a party to such reorganization;

  •
  the reorganization contemplated by the JPI Merger Agreement is completed; and

  •
  the time period for exercising appraisal rights or dissenters' rights in connection with the reorganization contemplated by the JPI Merger Agreement and the JPI Merger Agreement shall have each expired and holders of not more than five percent (5%) of the issued and outstanding shares of New JPI Common Stock and holders of not more than five percent (5%) of the issued and outstanding shares of JPI Common Stock shall have demanded (and not withdrawn) appraisal of their shares.

        The obligation of New JPI to effect the JPI Merger also is subject to the satisfaction or waiver by New JPI at or prior to the closing date of the JPI Merger of certain conditions, including the following:

  •
  the accuracy of the representations and warranties of CME, Merger Sub 3 and Merger Sub 4 in the manner described in the JPI Merger Agreement;

  •
  the satisfaction of the performance obligations of each of CME, Merger Sub 3 and Merger Sub 4 under the JPI Merger Agreement on or prior to the closing date of the JPI Merger;

  •
  the delivery to CME of a certificate signed by the chief executive officer or chief financial officer of CME certifying the accuracy of applicable representations and warranties and the satisfaction of the applicable performance obligations;

  •
  the receipt by New JPI of a tax opinion from Willkie Farr, in form and substance reasonably satisfactory to New JPI, to the effect that the JPI Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of New JPI and CME will be a party to such reorganization; and

  •
  the receipt by New JPI of a statement from CME meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and Treasury Regulations Section 1.897-2(h), in form and substance reasonably satisfactory to New JPI.

        Under the JPI Merger Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of CME, the subsidiaries of CME or New JPI (including the shares of GFI Common Stock) or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any CME subsidiary, New JPI or the shares of GFI Common

Stock or (ii) imposing or seeking to impose any limitation on the ability of CME, the subsidiaries of CME or New JPI to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of New JPI (including the shares of GFI Common Stock), CME or the subsidiaries of CME, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of CME and the subsidiaries of CME from or relating to the transactions proposed by the JPI Merger Agreement, or (y) with respect to regulatory approvals, any de minimis administrative or ministerial obligations of CME or any subsidiary of CME, other than, with respect to the IDB Business or IDB Subsidiaries, any such obligation that would exist following the effective time of the JPI Merger.

Termination

        The JPI Merger Agreement contains customary termination rights for each of CME and New JPI, including if the JPI Merger is not completed on or before March 15, 2015 or if either the GFI Merger Agreement or the IDB Purchase Agreement is terminated in accordance with its terms. There is no termination fee or expense reimbursement payable by any party or GFI in connection with the termination of the JPI Merger Agreement.

Representations and Warranties; Covenants

        The JPI Merger Agreement contains detailed representations and warranties of CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and Messrs. Gooch, Heffron and Brown. The parties have agreed to various covenants and agreements, including, among others, an agreement to use their respective reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the JPI Merger Agreement under any antitrust laws, an agreement by JPI and New JPI to conduct their respective businesses in the ordinary course during the period prior to the closing of the JPI Merger and not to take certain actions during this period, an agreement by Messrs. Gooch, Heffron and Brown not to sell, transfer, assign, encumber or otherwise dispose of shares of JPI Common Stock and New JPI Common Stock, an agreement by JPI, New JPI and Messrs. Gooch, Heffron and Brown to use their commercially reasonable efforts to collect from the other holders of JPI Common Stock and New JPI Common Stock a Stockholder Consent Agreement and to take all steps necessary to complete the reorganization contemplated by the JPI Merger Agreement prior to the closing, and an agreement by CME to register the shares of CME Class A Common Stock issued in the JPI Merger under the Securities Act as soon as reasonably practicable after the JPI Merger.

Other Terms

        In addition to the foregoing terms, the JPI Merger Agreement contains substantially similar provisions, as applicable with respect to JPI and New JPI, to the GFI Merger Agreement. These include provisions described above in the sections entitled "The GFI Merger Agreement—No Solicitation or Negotiation of Takeover Proposals," "—Access to Information," "—Expenses," "—Consents and Approvals," "—Other Covenants and Agreements," "—Amendment and Modification and "—Remedies" of this proxy statement/prospectus.

 Annex D

        Annex D to the Statement is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

 IDB PURCHASE AGREEMENT

        This section describes the material terms of the IDB Purchase Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the IDB Purchase Agreement, a copy of which is attached as Annex C and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the IDB Purchase Agreement that is important to you. You are encouraged to read the IDB Purchase Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI, CME or any of the parties to the IDB Purchase Agreement. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page [    ] of this proxy statement/prospectus.

Purchase and Sale; Assumption of Assumed Liabilities

Purchase and Sale

        The IDB Purchase Agreement provides for IDB Buyer to purchase from Merger Sub 2, and Merger Sub 2 to sell, transfer and assign to IDB Buyer, all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries.

Assumption of Assumed Liabilities

        At the closing of the IDB Transaction, IDB Buyer will assume and pay, perform, fulfill and discharge, as they become due, any and all liabilities, obligations or commitments relating to the following, which are referred to, collectively, as the Assumed Liabilities in this proxy statement/prospectus:

  •
  RSUs outstanding immediately before the Effective Time and then held by any person other than a Continuing Employee or a non-employee director of GFI;

  •
  any legal proceedings involving third parties initiated or threatened in writing prior to the closing of the IDB Transaction to which GFI, JPI, New JPI or any of their respective affiliates is a party except for any legal proceeding brought by or on behalf of GFI Stockholders directly relating to, arising out of or in connection with the GFI Merger or the related transactions; and

  •
  benefit plans of GFI maintained immediately before the closing of the IDB Transaction, other than those maintained exclusively by the CME Retained Subsidiaries solely for the benefit of Continuing Employees.

        In addition, as a result of the GFI Pre-Closing Reorganization to be completed prior to the JPI Merger, the GFI Merger and the IDB Transaction, all assets and liabilities of the IDB Business that are not owned by the IDB Subsidiaries will be transferred, sold and assigned to the IDB Subsidiaries.

IDB Purchase Price and Payment of the IDB Purchase Price

        In consideration for IDB Buyer's purchase of all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries, IDB Buyer will pay Merger Sub 2 the IDB Purchase Price, which consists of cash in an amount equal to $254,000,000. IDB Buyer will deposit cash in immediately available funds sufficient to pay the purchase price at the closing of the IDB Transaction with Wells Fargo, N.A., as the escrow agent, pursuant to an escrow agreement to be entered into prior to the closing of the IDB Transaction. At the closing of the IDB Transaction, the escrow agent will pay to Merger Sub 2, on behalf of IDB Buyer, the IDB Purchase Price in cash by wire transfer of immediately available funds.

Estimated Available Cash Allocation

        At the closing of the IDB Transaction, the chief financial officer of GFI must deliver to CME an estimated closing certificate setting forth the estimated amount as of the closing date of the IDB Transaction, immediately following the consummation of the GFI Merger and the related transactions and giving effect thereto, of (i) available cash, (ii) working capital and (iii) tangible equity. The amount of available cash set forth in the estimated closing certificate, delivered by GFI to CME pursuant to the GFI Merger Agreement, will be allocated as follows:

  •
  an amount equal to the sum of (i) $40,000,000 (or $35,300,000 if GFI makes its January 2015 principal and interest payment on the Senior Notes prior to the closing of the IDB Transaction) plus (ii) any amount required to be paid by CME or any subsidiary of CME as of or following the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance policies, will be transferred to or retained by, as applicable, the CME Retained Subsidiaries;

  •
  an amount equal to the positive difference, if any, of (i) $1,200,000 minus (ii) the amount of working capital of the CME Retained Subsidiaries set forth in the estimated closing certificate will be transferred to or retained by, as applicable, the CME Retained Subsidiaries; and

  •
  to the extent there is remaining available cash after the allocations described in the previous two bullets, all such available cash will be transferred to or retained by, as applicable, the IDB Subsidiaries unless (i) the tangible equity on the balance sheet of the IDB Subsidiaries is equal to or greater than $214,117,655 and (ii) the amount of such remaining available cash exceeds $190,986,509, in which case, the lesser amount of such (x) remaining available cash in excess of $190,986,509 or (y) tangible equity in excess of $214,117,655 will be transferred to or retained by, as applicable, the CME Retained Subsidiaries.

Representations and Warranties

        The IDB Purchase Agreement contains representations and warranties by IDB Buyer that are subject, in some cases, to specified exceptions and qualifications contained in the IDB Purchase Agreement, in any report, schedule, form, statement, exhibit or other document filed with or furnished to the SEC from January 1, 2014 and prior to July 25, 2014 or in the disclosure schedules delivered by IDB Buyer to Merger Sub 2 in connection with the IDB Purchase Agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any such report, schedule, form, statement, exhibit and document that are cautionary, predictive or forward looking in nature.

        These representations and warranties relate to, among other things:

  •
  due organization, good standing and qualification to conduct business;

  •
  capital structure and subsidiaries;

  •
  the absence of preemptive or other similar rights on the part of any holder of any class of securities of any IDB Subsidiary;

  •
  the absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of any securities of any IDB Subsidiary on any matter submitted to such holders of securities;

  •
  corporate authority and authorization relating to the execution, delivery and performance of the IDB Purchase Agreement;

  •
  the absence of breach or violation of, or a default under, constituent documents or violation of law or rule of any self-regulatory organization as a result of the execution and delivery of the IDB Purchase Agreement;

  •
  the absence of any change in the rights or obligations under agreements to which IDB Buyer, JPI, New JPI, any IDB Subsidiary or any CME Retained Subsidiary is a party;

  •
  governmental clearances, consents, approvals, orders, licenses or authorizations, declarations, registrations, permits, expirations of waiting periods or authorizations necessary to complete the IDB Transaction;

  •
  the assets, properties or rights of the IDB Subsidiaries and the IDB Business;

  •
  the absence of certain undisclosed liabilities;

  •
  the absence of a Material Adverse Effect, and the conduct by the IDB Subsidiaries of their respective businesses in the ordinary course consistent with past practice, since January 1, 2014;

  •
  the absence of any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy pending, threatened in writing, affecting, or, to the knowledge of IDB Buyer, threatened against any IDB Subsidiary;

  •
  the holding, effect, and compliance with, all material permits, licenses, variances, exemptions, certificates, consents, orders, approvals or other authorizations from any governmental entities and self-regulatory organizations which are required for the lawful conduct of their respective businesses or ownership of their respective assets and properties of the IDB Subsidiaries;

  •
  compliance with applicable laws and the applicable rules of self-regulatory organizations;

  •
  intellectual property;

  •
  the Commitment Letter and financing of the IDB Transaction;

  •
  the existence of contracts, agreements, commitments and arrangements between any CME Retained Subsidiary, on the one hand, and IDB Buyer, the IDB Subsidiaries, their respective affiliates or its or their respective affiliates' respective officers, directors, employees, controlling persons, agents or representatives or their respective successors and assigns, on the other hand;

  •
  RSUs;

  •
  the accuracy of certain representations and warranties with respect to Trayport and FENICS and the CME Retained Subsidiaries, in each case, to the knowledge of IDB Buyer;

  •
  the investment purpose of IDB Buyer in connection with the IDB Transaction; and

  •
  broker's and finder's fees.

        The IDB Purchase Agreement also contains representations and warranties by Merger Sub 2 relating to the following:

  •
  due organization, good standing and qualification to conduct business;

  •
  the formation of Merger Sub 2 for the purposes of engaging in the GFI Merger and the related transactions and the absence of any liabilities;

  •
  authority and authorization relating to the execution, delivery and performance of the IDB Purchase Agreement;

  •
  the absence of breach or violation of, or a default under, constituent documents or violation of law or rule of any self-regulatory organization as a result of the execution and delivery of the IDB Purchase Agreement;

  •
  the absence of any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy pending, threatened in writing, affecting, or, to the knowledge of CME, threatened against any subsidiary of CME (including Merger Sub 2) which would reasonably be expected to restrain, enjoin or delay the consummation of the GFI Merger or any of the related transactions; and

  •
  broker's and finder's fees.

        Some of the representations and warranties made by IDB Buyer contained in the IDB Purchase Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries, taken as a whole).

        For purposes of the IDB Purchase Agreement, a "Material Adverse Effect" means, with respect to IDB Buyer or the IDB Subsidiaries, any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent or materially impair or delay the ability of IDB Buyer, JPI, New JPI, any IDB Subsidiary or any CME Retained Subsidiary to perform their respective obligations under the IDB Purchase Agreement or consummate the IDB Transaction or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of the IDB Subsidiaries taken as a whole, but excluding any such effect resulting from or arising in connection with the following:

  •
  general economic or regulatory conditions or changes;

  •
  financial or security market fluctuations or conditions;

  •
  changes in or events affecting the industries or markets in which the IDB Subsidiaries operate;

  •
  any effect arising out of a change in GAAP or law;

  •
  the announcement or pendency of the IDB Purchase Agreement and the GFI Merger and the related transactions or the identity of Merger Sub 2, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

  •
  changes in the market price or trading volume of GFI Common Stock on the NYSE;

  •
  any failure by the IDB Subsidiaries to meet any estimates or outlook of revenues or earnings or other financial projections;

  •
  natural disasters; and

  •
  national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date of the IDB Purchase Agreement;

except, in certain of the circumstances mentioned above, to the extent the IDB Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which the IDB Subsidiaries operate.

No Solicitation

        The IDB Purchase Agreement provides that IDB Buyer will not, and IDB Buyer will not authorize or permit any of its affiliates (including JPI and New JPI) or any of its or their respective officers, directors, employees or other representatives to, directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes an IDB Takeover Proposal;

  •
  adopt, or publicly propose to adopt, or allow IDB Buyer, JPI or New JPI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking or understanding in connection with or relating to any IDB Takeover Proposal; or

  •
  other than with CME, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any IDB Takeover Proposal.

        Under the IDB Purchase Agreement, an "IDB Takeover Proposal" means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries (including the IDB Subsidiaries), (ii) the acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of (a) GFI and its subsidiaries or (b) the IDB Subsidiaries, in each case taken as a whole and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of GFI's or any of the IDB Subsidiary's securities or (iv) any transaction, or combination of transactions, similar to the foregoing in each case other than the GFI Merger or the related transactions.

Existing Discussions or Negotiations

        In the IDB Purchase Agreement, subject to certain limited exceptions, IDB Buyer agreed to, and to cause JPI, New JPI and its and their respective officers, directors, employees or other representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their officers, directors, employees or other representatives conducted prior to the date of the IDB Purchase Agreement with respect to any IDB Takeover Proposal and to request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith in accordance with the terms of any applicable confidentiality agreement.

Expenses

        Subject to certain exceptions, all out-of-pocket expenses (including, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its affiliates), whether or not the GFI Merger and the related transactions are consummated, will be paid by the party incurring such out-of-pocket expenses, except with respect to all fees associated with the HSR Act and any required filings or notifications under any foreign antitrust merger control laws, which will be shared equally by Merger Sub 2 and IDB Buyer.

Employee Plans

        Effective as of the closing of the IDB Transaction, IDB Buyer will, or will cause the IDB Subsidiaries to, retain or assume, as applicable, all liabilities and obligations under or otherwise in respect of each benefit plan of GFI maintained immediately before the closing of the IDB Transaction, other than any benefit plan of GFI maintained exclusively by the CME Retained Subsidiaries solely for the benefit of Continuing Employees, and IDB Buyer shall cause each Continuing Employee to cease participation in any benefit plans of GFI that are retained or assumed by IDB Buyer.

IDB Restricted Stock Units

        No later than five business days prior to the closing of the IDB Transaction, IDB Buyer must take all actions necessary to:

  •
  provide that each GFI Option will be canceled as of the Effective Time for no consideration;

  •
  provide that each RSU outstanding at the Effective Time and not held by a Continuing Employee will be converted into an obligation of IDB Buyer;

  •
  provide that IDB Buyer will be solely responsible for the withholding, payment and reporting of taxes arising with respect to GFI Options and such RSUs;

  •
  provide that neither Merger Sub 2 nor any affiliate of Merger Sub 2 will have any liability in respect of any GFI Option or such RSUs, and neither Merger Sub 2 nor any affiliate of Merger Sub 2 will have any obligation to make any reports or notifications to any relevant taxing authority or other governmental entity in relation to GFI Options or such RSUs; and

  •
  subject to certain limitations, obtain the consent of holders of such RSUs to the cancellation or conversion of their RSUs and a release of any claims arising in connection with such RSUs in favor of Merger Sub 2 and its affiliates in a form and at a time reasonably acceptable to Merger Sub 2.

Non-Competition and Non-Solicitation of Employees and Customers

Non-Competition

        For a period of 30 months from the closing date of the IDB Transaction, IDB Buyer may not, in any capacity, nor may it authorize or permit any of its affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, directly or indirectly, engage in any business anywhere in the world that competes with, in whole or in part, the CME Retained Subsidiaries as operated or proposed to be operated immediately prior to the closing date of the IDB Transaction. In the event of any bona fide acquisition by an unaffiliated third party, whether by purchase, merger, consolidation, reorganization or other similar business combination transaction, of all or substantially all of the assets or voting securities of the IDB Subsidiaries, taken as a whole, such non-competition prohibition will be limited to the prohibition on the use of IDB Buyer's and the IDB Subsidiaries' assets, including technology, to provide a broker or exchange aggregated platform that competes with the CME Retained Subsidiaries in Europe or Asia and develop or market a foreign exchange option pricing or workflow platform.

Customer Non-Solicitation

        For a period of 30 months from and after the closing date of the IDB Transaction, IDB Buyer may not, in any capacity, including as partner, member, stockholder or investor, nor may it authorize or permit any of its affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, (i) solicit, induce or otherwise cause, or attempt to solicit, induce or otherwise cause, any customer, supplier, licensor or licensee of the CME Retained Subsidiaries (as of immediately prior to the closing) to engage in business with a competitor of the CME Retained

Subsidiaries, or (ii) interfere in any way with the relationship between the CME Retained Subsidiaries and any of their respective customers, suppliers, licensors or licensees of the CME Retained Subsidiaries (as of immediately prior to the closing of the IDB Transaction).

Employee Non-Solicitation

        For a period of two years from the closing date of the IDB Transaction, each of IDB Buyer and Merger Sub 2 may not, in any capacity, including as partner, member, stockholder or investor, nor may they authorize or permit any of their respective affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, directly or indirectly, cause, induce or attempt to cause or induce any employee of, in the case of IDB Buyer, the CME Retained Subsidiaries or, in the case of Merger Sub 2, IDB Buyer or the IDB Subsidiaries, to terminate such relationship, in any way interfere with the relationship between, in the case of IDB Buyer, the CME Retained Subsidiaries and any of their respective employees or, in the case of Merger Sub 2, IDB Buyer and the IDB Subsidiaries and any of their respective employees, or hire, retain, employ or otherwise engage or attempt to hire, retain employ or otherwise engage as an employee, independent contractor or otherwise, any employee of, in the case of IDB Buyer, any employee of the CME Retained Subsidiaries, or, in the case of Merger Sub 2, any employee of IDB Buyer or the IDB Subsidiaries.

Conduct

        As of the closing date of the IDB Transaction, for so long as Merger Sub 2 is the direct or indirect parent entity of the IDB Subsidiaries, Merger Sub 2 will maintain and preserve the IDB Business, the IDB Subsidiaries and the IDB Subsidiaries' assets and will not, and will cause its affiliates (including the IDB Subsidiaries) to not, take any action with respect to the IDB Subsidiaries or the IDB Business other than as necessary and contemplated by the transactions contemplated by the GFI Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement.

Conditions to Completion of the IDB Transaction

        The respective obligations of each of Merger Sub 2 and IDB Buyer to effect the IDB Transaction are subject to the satisfaction or waiver, at or prior to the closing of the IDB Transaction, of certain conditions, including:

  •
  any waiting period (and any extension thereof) applicable to the IDB Transaction under the HSR Act or any required foreign antitrust merger control laws must have expired or been terminated;

  •
  absence of any law being adopted or promulgated after the date of the IDB Purchase Agreement or a temporary restraining order, preliminary or permanent injunction or other order issued and remaining in effect, by any governmental entity or self-regulatory organization, in each case, making the IDB Transaction illegal or otherwise prohibiting consummation of the IDB Transaction or seeking to impose a Burdensome Condition and such law or other legal action has become final and non-appealable; and

  •
  the JPI Merger and GFI Merger must have been consummated.

        The obligations of Merger Sub 2 to effect the IDB Transaction are also subject to the satisfaction or waiver by Merger Sub 2, on or prior to the closing date of the IDB Transaction, of certain conditions, including the following:

  •
  accuracy of the representations and warranties made in the IDB Purchase Agreement by IDB Buyer, subject to certain materiality thresholds, as of the date of the IDB Purchase Agreement or as of another time if specifically required to be accurate as of such time;

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  IDB Buyer must have performed or complied in all material respects with all agreements and covenants required to be performed by it under the IDB Purchase Agreement at or prior to the closing date of the IDB Transaction;

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  the delivery to Merger Sub 2 of a certificate signed by the chief executive officer or chief financial officer of IDB Buyer certifying the accuracy of the representations and warranties and performance or compliance required to be performed or complied with, each as described in the previous two bullets;

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  since January 1, 2014, there must not have been a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries;

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  Merger Sub 2 must have received duly executed ancillary agreements required by the IDB Purchase Agreement; and

  •
  the limited recourse pledge agreements, by and among MNC Holdco LLC and Merger Sub 2, which are referred to as the Pledge Agreements in this proxy statement/prospectus, must be in full force and effect and Merger Sub 2 must have a perfected security interest in the shares of CME Class A Common Stock owned by MNC Holdco LLC subject to, and as set forth in, the Pledge Agreements.

        IDB Buyer's obligation to effect the IDB Transaction is also subject to the satisfaction or waiver by IDB Buyer on or prior to the closing date of the IDB Transaction of certain conditions, including the following:

  •
  accuracy of the representations and warranties made in the IDB Purchase Agreement by Merger Sub 2, subject to certain materiality thresholds, as of the date of the IDB Purchase Agreement or as of another time if specifically required to be accurate as of such time;

  •
  Merger Sub 2 must have performed or complied in all material respects with all agreements and covenants required to be performed by it under the IDB Purchase Agreement at or prior to the closing date of the IDB Transaction;

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  the delivery to IDB Buyer of a certificate signed by an officer of Merger Sub 2 certifying the accuracy of the representations and warranties and performance or compliance required to be performed or complied with, each as described in the previous two bullets;

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  IDB Buyer must have received duly executed ancillary agreements required by the IDB Purchase Agreement; and

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  since January 1, 2014, there must not have been a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries.

        Under the IDB Purchase Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Merger Sub 2, IDB Buyer or any of their respective affiliates or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any affiliate of Merger Sub 2 or IDB Buyer, (ii) obligating either IDB Buyer or Merger Sub 2 or any of their respective affiliates or principals, directors, officers, employees or agents to provide a material guarantee of material obligations of any third party or extend any material loan or financing to any person or provide for the material indemnification of any person, or (iii) imposing or seeking to impose any limitation on the ability of Merger Sub 2, IDB Buyer or any of their respective affiliates to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Merger Sub 2, IDB Buyer or their respective affiliates, in each case other than (A) with respect to Antitrust Laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of Merger Sub 2 and its affiliates or IDB Buyer and its affiliates, as applicable, from or relating to the GFI Merger and the related transactions, (B) with respect to regulatory approvals, (1) in the case of Merger Sub 2 or its affiliates or principals, directors, officers, employees or agents, any de minimis administrative or ministerial obligations of Merger Sub 2 or any of its affiliates, or (2) in the case of IDB Buyer or its affiliates or principals, directors, officers, employees or agents, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not constitute a Material Adverse Effect, or (C) with respect to certain commercial agreements entered into in connection with the IDB Purchase Agreement, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of Merger Sub 2 and its affiliates or IDB Buyer and its affiliates.

Termination of the IDB Purchase Agreement

        The IDB Purchase Agreement may be terminated and the IDB Transaction may be abandoned at any time prior to the closing of the IDB Transaction (provided that in each of the following cases, the party terminating the IDB Purchase Agreement has not failed to fulfill any obligation under the IDB Purchase Agreement that has been the cause of, or resulted in, the failure of any such condition):

  •
  by mutual written consent of Merger Sub 2 and IDB Buyer;

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  by either Merger Sub 2 or IDB Buyer if:

  •
  the IDB Transaction has not been consummated by March 15, 2015;

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  any law has been adopted or promulgated after the date of the IDB Purchase Agreement or a temporary restraining order, preliminary or permanent injunction or other order is issued and remains in effect by any governmental entity or self-regulatory organization, in each case, making the IDB Transaction illegal or otherwise prohibiting consummation of the IDB Transaction or seeking to impose a Burdensome Condition and such law or other legal action has become final and non-appealable; or

  •
  either the GFI Merger Agreement or the JPI Merger Agreement is terminated in accordance with its terms.

  •
  by Merger Sub 2 if:

  •
  IDB Buyer breaches or fails to perform any of its representations, warranties or covenants in the IDB Purchase Agreement such that the related conditions to the obligation of Merger Sub 2 to close the IDB Transaction would not be satisfied or such breach is not curable or, if curable, is not cured by the 30th day following notice to IDB Buyer from Merger Sub 2 of such breach or failure, provided that Merger Sub 2 is not then in breach of any of its representations, warranties, covenants or agreements contained in the IDB Purchase Agreement such that the related conditions to the obligation of IDB Buyer to close the IDB Transaction would not be satisfied; or

  •
  either the GFI Merger Agreement or the JPI Merger Agreement is terminated in accordance with its terms.

  •
  by IDB Buyer if:

  •
  Merger Sub 2 breaches or fails to perform any of its representations, warranties or covenants in the IDB Purchase Agreement such that the related conditions to the obligation of IDB Buyer to close the IDB Transaction would not be satisfied or such breach is not curable or, if curable, is not cured by the 30th day following notice to Merger Sub 2 from IDB Buyer of such breach or failure, provided that IDB Buyer is not then in breach of any of its representations, warranties, covenants or agreements contained in the IDB Purchase

      Agreement such that the related conditions to the obligation of Merger Sub 2 to close the IDB Transaction would not be satisfied.

Indemnification

Indemnification by IDB Buyer

        The IDB Purchase Agreement provides that, from and after the closing of the IDB Transaction, except with respect to taxes and tax returns, IDB Buyer will indemnify, defend and hold harmless Merger Sub 2, its affiliates, the CME Retained Subsidiaries, their respective successors and assigns and the respective officers, directors, employees or other representatives of each of the foregoing from and against all losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements that arise out of, result from or are incident to, directly or indirectly:

  •
  the breach or inaccuracy of any representation or warranty made by IDB Buyer under the IDB Purchase Agreement;

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  the breach of or failure to perform any covenant or agreement contained in the IDB Purchase Agreement by IDB Buyer;

  •
  the purchased interests and Assumed Liabilities;

  •
  the IDB Subsidiaries and IDB Business whether before or after the closing of the IDB Transaction;

  •
  the pre-closing reorganization;

  •
  any exercise of appraisal rights or dissenters' rights by holders of JPI Common Stock in connection with the reorganization contemplated by the JPI Merger Agreement or the excess, if any, of the aggregate amount ultimately required to be paid to holders of New JPI Common Stock pursuant to appraisal rights or dissenters' rights over the aggregate amount such holders would have otherwise received with respect to such shares, plus any reasonable expenses incurred arising out of the exercise of such appraisal rights or dissenters' rights; and

  •
  any failure by GFI or a subsidiary of GFI prior to closing to undertake any right to work checks and/or secure appropriate visas or other necessary immigration authorizations or licenses required by applicable immigration authorities.

        The indemnification payments required to be paid by IDB Buyer for losses for the breach or inaccuracy of certain representations and warranties made by IDB Buyer under the IDB Purchase Agreement is limited to an amount not to exceed a cap of $41,900,000, subject to a deductible of $2,095,000.

Indemnification by Merger Sub 2

        The IDB Purchase Agreement provides that, from and after the closing of the IDB Transaction, except with respect to taxes and tax returns, Merger Sub 2 will indemnify, defend and hold harmless IDB Buyer, its affiliates, their respective successors and assigns and the respective officers, directors, employees or other representatives of each of the foregoing from and against any and all losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements that arise out of, result from or are incident to, directly or indirectly:

  •
  the breach or inaccuracy of any representation or warranty made by Merger Sub 2 under the IDB Purchase Agreement;

  •
  the breach of or failure to perform any covenant or agreement contained in the IDB Purchase Agreement by IDB Buyer;

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  the CME Retained Subsidiaries, Trayport and FENICS whether before or after the closing of the IDB Transaction except to the extent relating to the Assumed Liabilities or any breach of any representation, warranty or covenant of IDB Buyer contained in the IDB Purchase Agreement; and

  •
  the Senior Notes.

Survival of Representations, Warranties and Covenants.

        The representations and warranties of Merger Sub 2 contained in the IDB Purchase Agreement will generally survive until the expiration of the applicable statute of limitations with respect to the matters addressed in such representations and warranties except for Merger Sub 2's representations regarding the absence of any known violation of law in connection with the execution and delivery of the IDB Purchase Agreement and the transactions contemplated thereby and the absence of any proceeding which would reasonably be expected to restrain, enjoin or delay the consummation of the GFI Merger or any of the related transactions, each of which will survive until the third anniversary of the closing date of the IDB Transaction. The representations and warranties of IDB Buyer contained in the IDB Purchase Agreement will generally survive until the third anniversary of the closing date of the IDB Transaction except for certain representations and warranties made by IDB Buyer regarding corporate existence, good standing, capital structure, subsidiaries, due authorization, execution, delivery and validity of the IDB Purchase Agreement, absence of any conflict with organizational documents, fees payable to financial advisors in connection with the transactions contemplated by the IDB Purchase Agreement, each of which will survive until the expiration of the applicable statute of limitations with respect to the matters addressed in such representations and warranties.

        The covenants and agreements of the parties under the IDB Purchase Agreement will generally not expire and survive until such obligations have been fully discharged.

Pledge Agreements

        Pursuant to the Pledge Agreements, shares of CME Class A Common Stock having a value equal to $100,000,000 (based on the Exchange Ratio) received by Messrs. Gooch, Heffron and Brown in the JPI Merger will be contributed to MNC Holdco LLC, which is referred to as the Limited Recourse Guarantor in this proxy statement/prospectus, a newly formed holding company affiliated with Messrs. Gooch, Heffron and Brown, which will pledge such shares to Merger Sub 2 as security for the indemnification obligations of IDB Buyer pursuant to the IDB Purchase Agreement, which are referred to as the Indemnification Obligations in this proxy statement/prospectus. Shares of CME Class A Common Stock having a value equal to $80,000,000 (based on the Exchange Ratio) pledged to Merger Sub 2 to secure the Indemnification Obligations will be subordinate to a pledge of such shares for the benefit of the senior secured term loan lenders to IDB Buyer under the Second Lien Facility, who will have a first lien security interest on such shares, and the senior secured term loan lenders to IDB Buyer under the First Lien Facility, who will have a second lien security interest on such shares. Shares of CME Class A Common Stock having a value equal to $20,000,000 (based on the Exchange Ratio), which shares are referred to as the Excluded Shares in this proxy statement/prospectus, will be pledged to Merger Sub 2 on a first priority basis to secure the Indemnification Obligations. The pledges by the Limited Recourse Guarantor to Merger Sub 2 will be released with respect to the amount of such shares in excess of 50% of the amount initially pledged on the first anniversary of the closing of the IDB Transaction, and the pledge shall terminate in full on the second anniversary of the closing of the IDB Transaction, subject, in each case, to any outstanding indemnification claims.

Commitment Letter

        This section describes the material provisions of the Commitment Letter, which was filed with the SEC on Form 8-K on December 2, 2014, by GFI. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Commitment Letter, a copy of which is attached as Annex D and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Commitment Letter that is important to GFI Stockholders.

        In connection with the IDB Purchase Agreement, IDB Parent, a Delaware corporation and indirect parent of IDB Buyer, entered into the Commitment Letter with Jefferies, pursuant to which Jefferies has committed, subject to customary conditions, to provide IDB Buyer with debt financing for the transactions contemplated by the IDB Purchase Agreement. The debt financing under the Commitment Letter is anticipated to consist of a senior secured first lien term loan facility in an aggregate principal amount of up to $225,000,000 and a senior secured second lien term loan facility in an aggregate principal amount of up to $95,000,000.

        Jefferies' commitment with respect to the financing contemplated by the Commitment Letter, and Jefferies' agreements to perform the services described in the Commitment Letter, will automatically terminate on the earliest of (i) the date of termination of the IDB Purchase Agreement in accordance with its terms, (ii) the date on which IDB Parent or JPI publicly announces that it has abandoned the pursuit of the transactions described in the Commitment Letter, (iii) the closing of the transactions contemplated by the IDB Purchase Agreement, (iv) the closing of a sale by CME of the IDB Business (other than as part of the transactions described in the Commitment Letter), and (v) 11:59 p.m., New York City time, on March 15, 2015.

        The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement/prospectus. Although the debt financing described in this proxy statement/prospectus is not subject to a due diligence or "market out" condition, such financing may not be considered assured.

Guarantees; Security

        The debt financing contemplated by the Commitment Letter will be guaranteed on a joint and several basis by IDB Parent and all of the existing and future direct and indirect wholly-owned domestic, Bermuda and United Kingdom subsidiaries of IDB Parent, other than IDB Buyer and any United States, Bermuda or United Kingdom regulated broker-dealer entity, any other regulated entity that is prohibited by law from providing such a guarantee and any other subsidiary to the extent that making such entity a guarantor would result in material adverse tax consequences to IDB Buyer and subject to other exceptions to be mutually agreed. In addition, the Limited Recourse Guarantor will provide a limited recourse guaranty of the debt financing, with such recourse limited to foreclosure of CME Class A Common Stock owned by it and pledged as collateral as described in the next paragraph. The pledge will not include shares of CME Class A Common Stock owned by it which will initially have a value of $20,000,000 (based on the Exchange Ratio), which shares are referred to as the Excluded Shares in this proxy statement/prospectus, but such Excluded Shares will be pledged by the Limited Recourse Guarantor on a first priority basis to secure the Indemnification Obligations.

        The obligations of IDB Buyer and the guarantors under the debt financing contemplated by the Commitment Letter, and interest rate or currency hedging obligations or cash management obligations owed by IDB Buyer to Jefferies or any of the lenders or any of their affiliates, will be secured by:

  •
  with respect to the First Lien Facility, first priority security interests in (i) substantially all of the tangible and intangible assets, including intellectual property, domestic real property, gold inventory, licenses, permits, intercompany indebtedness, cash and cash equivalents, deposit and securities accounts (including securities entitlements and related assets) and all of the equity interests of IDB Buyer and the guarantors (other than the Limited Recourse Guarantor) and each of their respective subsidiaries (including all of the equity interests of IDB Buyer) (but limited, in the case of a controlled foreign corporation, to 66% of all such voting stock to the extent that the pledge of a greater percentage would result in material adverse tax consequences to IDB Buyer) and (ii) a perfected first priority security interest in all CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Recourse Guarantor, which is referred to as the Collateral in this proxy statement/prospectus, in each case subject to customary exclusions; provided that until the Second Lien Facility is paid in full, such first lien priority security interest is subordinate solely to the interests of the secured parties under the Second Lien Facility; and

  •
  with respect to the Second Lien Facility, second priority security interests in (i) the Collateral and (ii) a perfected first priority security interest in all CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Recourse Guarantor, in each case subject to customary exclusions.

Maturity; Prepayments

        The maturity date of the debt financing contemplated by the Commitment Letter will be five years from the closing date of the debt financing with respect to the First Lien Facility and six years from the closing date of the debt financing with respect to the Second Lien Facility. The First Lien Facility will amortize in equal quarterly installments of 2.5% per annum of the original principal amount thereof for the period between the closing date and the first anniversary of the closing date and 5.0% per annum thereafter, with the balance due at maturity; whereas, the Second Lien will not have any amortization and will be due at maturity. Subject to certain exceptions, the financing contemplated by the Commitment Letter will be subject to mandatory prepayments in amounts equal to (i) 100% of the net cash proceeds of any incurrence of indebtedness after the closing date, other than indebtedness permitted under the loan documents, by IDB Parent or any of its subsidiaries or the Limited Recourse Guarantor (subject to exceptions to be agreed), (ii) 100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by IDB Parent or any of its subsidiaries or, to the extent of sales of CME Class A Common Stock owned by the Limited Recourse Guarantor constituting Collateral, the Limited Recourse Guarantor (including as a result of casualty or condemnation and any issuance or sale of equity by IDB Buyer or any of its subsidiaries), with customary exceptions and thresholds to be mutually agreed upon and reinvestment rights within 365 days of the date of receipt of such proceeds), (iii) solely with respect to the First Lien Facility, to the extent IDB Buyer obtains a revolving credit facility after the closing date, an amount equivalent to the lesser of (x) the aggregate principal amount of the commitments obtained in respect of such revolving credit facility and (y) the amount by which the aggregate principal amount of the term loans funded on the closing date exceeds $150.0 million and (iv) 50.0% of "excess cash flow" (to be defined in the loan documents) for each fiscal year of IDB Buyer (with step-downs to be mutually agreed upon).

        Optional prepayments of borrowings under the debt financing contemplated by the Commitment Letter will be permitted at any time, without premium or penalty, subject to the following prepayment premiums for optional prepayments:

  •
  with respect to the First Lien Facility, 3.0% for optional prepayments made prior to the first anniversary of the closing date, 2.0% for optional prepayments made after the first anniversary but prior to the second anniversary of the closing date, 1% for optional prepayments made after the second anniversary but prior to the third anniversary of the closing date, and no premium thereafter; and

  •
  with respect to the Second Lien Facility, 1.0% for optional prepayments made prior to the first anniversary of the closing date and no premium thereafter.

Interest

        Borrowings under the First Lien Facility will bear interest, at the option of IDB Buyer, at an annual rate equal to either a specified "base rate" plus a margin of 7.50% or LIBOR plus a margin of 8.50%; provided that such margins will be decreased by 2.00% upon (i) the repayment of the Second

Lien Facility, (ii) the termination of the security interests of the lenders under the Second Lien Facility in CME Class A Common Stock owned by the Limited Recourse Guarantor constituting Collateral, and (iii) the elevation of the lenders' security interest in such CME Class A Common Stock under the First Lien Facility to a first-priority lien.

        Borrowings under the Second Lien Facility will bear interest, at the option of IDB Buyer, at an annual rate equal to either a specified "base rate" plus a margin of 11.50% through the first anniversary of the closing date and a margin of 14.00% thereafter or LIBOR plus a margin of 12.50% through the first anniversary of the closing date and a margin of 15.00% thereafter.

        Buyer will have the right to select interest periods in respect of the First Lien Facility of one, three or six months for LIBOR loans, and in respect of the Second Lien Facility of one, two, three or six months for LIBOR loans. The debt financing contemplated by the Commitment Letter also will contain a LIBOR floor of 1.00% and a "base rate" floor of 2.00%.

Covenants

        The First Lien Facility will contain financial maintenance covenants (limited to (i) a minimum consolidated net worth test, a (ii) maximum consolidated first lien leverage ratio and, (iii) until the Second Lien Facility is repaid in full, a maximum consolidated total leverage ratio). The Second Lien Facility will contain financial maintenance covenants (limited to a maximum consolidated total leverage ratio and a minimum consolidated net worth test).

        The debt financing contemplated by the Commitment Letter will also contain other customary affirmative and negative covenants for facilities of the type contemplated by the Commitment Letter, with the negative covenants limited to: indebtedness (including mandatorily redeemable equity interests, guarantees and other contingent obligations); liens; investments (including acquisitions, loans, etc.), loans and advances; asset sales; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests (but which shall permit tax distributions whether or not a default has occurred and is continuing) and other restricted payments (including purchases, prepayments and repayments of junior or unsecured indebtedness (including the Second Lien Facility) and deferred compensation obligations (including obligations in respect of the assumed RSUs, which will be permitted to be paid unless an event of default has occurred and is continuing)); transactions with affiliates; capital expenditures; prepayments, redemptions and repurchases of subordinated indebtedness; modifications of organizational documents, acquisition documents, subordinated debt instruments and certain other documents; limitations on amendments of material contracts; limitations on speculative transactions; limitations on certain restrictions on subsidiaries; limitations on issuance of capital stock and creation of subsidiaries; limitations on business activities; "dead-dog" covenants applicable to IDB Parent and the Limited Recourse Guarantor; no voluntary disposition of CME Class A Common Stock owned by the Limited Recourse Guarantor (subject to certain specified exceptions, dividends and distributions received with respect thereto and the rights of the Limited Recourse Guarantor to sell part or all of the pledged CME Class A Common Stock to the extent the proceeds of any such sale are pledged to Jefferies on terms and conditions satisfactory to Jefferies); fundamental changes; limitations on accounting changes; changes in fiscal year and fiscal quarter; use of proceeds; no further negative pledges; and anti-terrorism laws, money-laundering activities and dealing with embargoed persons. The covenants will not apply to the Excluded Shares.

        These covenants will be subject to customary exceptions, qualifications and "baskets" to be mutually agreed upon, and in any event will permit the indebtedness and related liens and guarantees thereof in connection with any revolver obtained to reduce the First Lien Facility, which indebtedness and liens shall rank pari passu to the First Lien Facility and will be subject to a usual and customary intercreditor agreement and intercompany loans provided by IDB Buyer to any of its subsidiaries located in the United Kingdom that are guarantors.

Events of Default

        The First Lien Facility will have events of default customary for facilities of the type contemplated by the Commitment Letter, which are limited to: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration; Merger Sub 2 provides notice to Jefferies, which notice, for the avoidance of doubt, may only be delivered pursuant to the intercreditor agreement with respect to CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Resource Guarantor and after the expiration of the applicable standstill period specified therein, of the intent of Merger Sub 2 to commence foreclosure or other similar remedies to monetize its security interest in CME Class A Common Stock owned by the Limited Recourse Guarantor; bankruptcy and insolvency events; uninsured material judgments; ERISA events; certain regulatory matters and events (including triggering "early warning" net capital reporting) (subject to applicable grace periods); disqualification of IDB Buyer from owning, whether directly or indirectly, any broker-dealer subsidiary; material regulatory enforcement actions; actual or asserted invalidity or impairment of guarantees, security documents, the intercreditor agreement between the lenders under the First Lien Facility and the Second Lien Facility or any other loan document under the First Lien Facility (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the loan documents under the First Lien Facility) or a material portion of the Collateral; and a "change of control" (to be defined in the loan documents under the First Lien Facility); subject to threshold, notice and grace period provisions to be agreed upon.

        The Second Lien Facility will also have events of default customary for facilities of the type contemplated by the Commitment Letter, which are limited to: nonpayment of principal when due; nonpayment of interest, fees or other amounts when due; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default (with a grace period to be agreed for defaults under the First Lien Facility) and cross-acceleration; Merger Sub 2 provides notice to Jefferies, which notice, for the avoidance of doubt, may only be delivered pursuant to the intercreditor agreement with respect to CME Class A Common Stock owned by the Limited Resource Guarantor and after the expiration of the applicable standstill period specified therein, of the intent of Merger Sub 2 to commence foreclosure or other similar remedies to monetize its security interest in CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Recourse Guarantor; bankruptcy and insolvency events; uninsured material judgments; ERISA events; certain regulatory matters and events (including triggering "early warning" net capital reporting) (subject to applicable grace periods); disqualification of IDB Buyer from owning, whether directly or indirectly, any broker-dealer subsidiary; material regulatory enforcement actions; actual or asserted invalidity or impairment of guarantees, security documents, the intercreditor agreement between the lenders under the First Lien Facility and the Second Lien Facility or any other loan document under the Second Lien Facility (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the loan documents under the Second Lien Facility) or a material portion of the Collateral; and a "change of control" (to be defined in the loan documents under the Second Lien Facility); subject to threshold, notice and grace period provisions to be agreed upon.

Conditions to Financing

        The debt financing commitment under the Commitment Letter is subject to the satisfaction of certain conditions, including (among others) the absence of any Material Adverse Effect with respect to IDB Buyer and the IDB Subsidiaries, completion of each of the GFI Merger, the JPI Merger, the transactions contemplated by the IDB Purchase Agreement, contribution of CME Class A Common Stock received in connection with the JPI Merger to the Limited Recourse Guarantor, assumptions by IDB Parent of RSUs in an amount not to exceed $56,000,000, exchanges of certain common equity interests of IDB Parent or a subsidiary thereof for RSUs in an amount not to exceed $18,700,000, entry into definitive financing documents, the provision of specified financial information of GFI, the existence of no indebtedness of IDB Buyer and its subsidiaries other than the debt financing contemplated by the Commitment Letter and debt permitted to remain outstanding under the IDB Purchase Agreement or as agreed to by Jefferies, payment of fees and expenses of Jefferies contemplated by the Commitment Letter and completion of a marketing period. The debt financing proceeds will be used to, among other things, fund all or a portion of the cash consideration to be paid in under the IDB Purchase Agreement, to pay transaction related fees and expenses, for general corporate purposes of IDB Buyer and its subsidiaries and for obligations incurred by IDB Buyer and its subsidiaries in the ordinary course of business and to fund any required OID or upfront fees payable pursuant to the fee letter entered into in connection with the Commitment Letter. The consummation of the transactions under the IDB Purchase Agreement is not subject to a financing condition.

        There is a risk that these conditions will not be satisfied and the debt financing may not be funded when required. As of the date of this proxy statement/prospectus, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this proxy statement/prospectus is not available.

 Annex E

        Annex E to the Statement is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

 THE GFI SUPPORT AGREEMENT

        This section describes the material provisions of the GFI Support Agreement entered into by and among CME and the GFI Supporting Stockholders, which was filed with the SEC on Form 8-K on July 30, 2014, by GFI. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the GFI Support Agreement, a copy of which is attached as Annex E and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the GFI Support Agreement that is important to GFI Stockholders.

Voting Arrangements and Related Provisions

        Concurrently with the execution of the GFI Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement, CME entered into the GFI Support Agreement with JPI, New JPI and Messrs. Gooch, Heffron and Brown, who are referred to as the GFI Supporting Stockholders in this proxy statement/prospectus. As of the date of the GFI Support Agreement, the GFI Supporting Stockholders beneficially owned 48,209,304 shares of GFI Common Stock, representing approximately 37.8% of the outstanding shares of GFI Common Stock as of December 2, 2014.

        Each GFI Supporting Stockholder agreed to appear (or otherwise cause their shares to be counted as present for the purposes of calculating a quorum) and to vote, in person or by proxy, or if applicable deliver a written consent covering, all of the shares of GFI Common Stock held by such stockholder at the Special Meeting or any meeting of GFI Stockholders in connection with the GFI Merger or any other matter:

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  in favor of the GFI Merger, the GFI Merger Agreement and the related transactions, as well as any other action requested by CME in furtherance thereof;

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  in favor of any proposal to adjourn a meeting of GFI Stockholders to solicit additional proxies in favor of the approval or adoption of the GFI Merger, the GFI Merger Agreement and the related transactions;

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  against any Takeover Proposal; and

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  against any other action, agreement or transaction that could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the transactions or the performance by GFI, JPI, New JPI or the other stockholders of their respective obligations related to the GFI Merger.

        Each of the GFI Supporting Stockholders also irrevocably appointed CME as its proxy and attorney-in-fact to vote the shares held by such stockholder as provided above.

Restrictions on Transfer

        Each GFI Supporting Stockholder agreed not to transfer any of the shares of GFI Common Stock held by such stockholder, or any beneficial ownership therein, until the Effective Time, the termination of the GFI Support Agreement or after termination of the GFI Merger Agreement. Any transfer in violation of such agreement will be void.

E-1

No Solicitation

        Each GFI Supporting Stockholder agreed not to:

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  solicit or knowingly facilitate or encourage any inquiry or the making of any Takeover Proposal;

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  adopt, or publicly propose to adopt, or allow JPI or new JPI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding contemplating or otherwise in connection with or relating to any Takeover Proposal; or

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  other than with CME, Merger Sub 1, Merger Sub 2 or their respective representatives, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

        Each GFI Supporting Stockholder also agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons with respect to any Takeover Proposal.

Additional Merger Consideration

        In the event the GFI Merger Agreement or the JPI Merger Agreement is amended to increase the Merger Consideration, Messrs. Gooch, Heffron and Brown will not be entitled to receive, directly or indirectly, and will forfeit and pay to CME if necessary, such increased Merger Consideration. CME waived the requirements of this provision in connection with the December 2, 2014 amendment of the GFI Merger Agreement.

Representations and Warranties

        Each of the GFI Supporting Stockholders has made customary representations and warranties, including with respect to (i) authority to enter into and carry out the obligations of such stockholder under, and enforceability of, the GFI Support Agreement and (ii) the absence of any conflicts or required consents that would interfere with such party's ability to perform the obligations of such stockholder under the GFI Support Agreement.

Termination

        The GFI Support Agreement will terminate upon the earliest of (i) the effective date of the GFI Merger, (ii) termination by mutual written consent of the parties, (iii) a Qualifying Termination of the GFI Merger Agreement or (iv) the expiration of the Tail Period.

        Under the GFI Support Agreement, a "Qualifying Termination" of the GFI Merger Agreement means termination of the GFI Merger Agreement (a) by GFI due to a breach by CME, Merger Sub 1 or Merger Sub 2 of any of its representations, warranties or covenants thereto or (b) by GFI or CME due to (i) failure to consummate the GFI Merger by March 15, 2015 or (ii) prohibition of the GFI Merger by any restraints, including law, order, injunction or ruling, in the case of each of (i) and (ii), solely due to CME's failure to obtain antitrust approval.

Tail Period

        In the event that during the Tail Period, the financial condition of GFI results, or is reasonably likely to result, in a default under either or both of the indenture or the Credit Agreement, the obligations of the GFI Supporting Stockholders under the GFI Support Agreement will terminate, solely to the extent necessary to allow such stockholders to approve the sale of the equity of GFI or all or substantially all of the assets of GFI to a third party.

E-2

QuickLinks

  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex B
THE GFI MERGER AGREEMENT
  Annex C
JPI MERGER AGREEMENT
  Annex D
IDB PURCHASE AGREEMENT
  Annex E
THE GFI SUPPORT AGREEMENT